Exhibit 2.1

EXECUTION VERSION

DANDRIT BIOTECH USA, INC.,

DANDRIT ACQUISITION SUB, INC.,

ENOCHIAN BIOPHARMA INC.

AND

WEIRD SCIENCE LLC

AGREEMENT AND PLAN OF MERGER

Dated as of January 12, 2018

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	3.1.18	Insurance	26
	3.1.19	Personal Property	26
	3.1.20	Guarantees and Suretyships	26
	3.1.21	Affiliate Transactions	26
	3.1.22	Government Contracts	27
	3.1.23	Absence of Certain Changes	27
	3.1.24	Disclosure	28
	3.1.25	Reliance	28
3.2	Representations and Warranties of Parent and Merger Sub		28
	3.2.1	Organization; Standing and Power	28
	3.2.2	Authority	28
	3.2.3	Capitalization	29
	3.2.4	SEC Documents; Financial Statements	29
	3.2.5	Subsidiaries	30
	3.2.6	Valid Issuance of Shares	30
	3.2.7	Consents, Notices and Approvals	30
	3.2.8	Litigation	31
	3.2.9	Compliance with Laws and Other Instruments	31
	3.2.10	Agreements; Actions	31
	3.2.11	Tax Returns and Payments	31
	3.2.12	Merger Sub Operations	34
	3.2.13	Reorganization	34
	3.2.14	D&O Policy	34
	3.2.15	Disclosure	34
	3.2.16	Reliance	34
3.3	Representations and Warranties with respect to Majority Stockholder		34
	3.3.1	Organization, Standing, and Power	34
	3.3.2	Authority	34
	3.3.3	Full Information and Expertise	35

ARTICLE IV COVENANTS OF COMPANY AND MAJORITY STOCKHOLDER			36

4.1	Conduct of Business		36
	4.1.1	Ordinary Course	36
	4.1.2	Exclusivity; Acquisition Proposals	38
4.2	Breach of Representations and Warranties; Notification; Access to Information		38
	4.2.1	Cooperation	38
	4.2.2	Access to Information	38
4.3	Consents and Notices		39
4.4	Written Consent		39
4.5	Commercially Reasonable Efforts		39
4.6	Pre-Closing Tax Matters		39
	4.6.1	Returns Filed	39
	4.6.2	No Tax Agreements	40
4.7	Deliveries		40
4.8	Supplements to Disclosure Schedules		40

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ARTICLE V COVENANTS OF PARENT AND MERGER SUB			40

5.1	Conduct of Business		40
	5.1.1	Ordinary Course	40
	5.1.2	Exclusivity; Acquisition Proposals	41
5.2	Breach of Representations and Warranties; Notification; Access to Information.		43
	5.2.1	Cooperation	43
	5.2.2	Access to Information	43
5.3	Consents and Notices		43
5.4	Obligation to Make Merger Effective and Merger Sub’s Stockholder Consent		43
5.5	Commercially Reasonable Best Efforts		43
5.6	Supplements to Disclosure Schedules		43

ARTICLE VI ADDITIONAL AGREEMENTS			44

6.1	Confidentiality Agreement		44
6.2	Expenses		44
6.3	Further Assurances		44
6.4	Public Announcements		44
6.5	Employee Matters		45
	6.5.1	Continuing Employees	45
	6.5.2	Employee Plans	45
6.6	Resignations		45
6.7	Indemnification of the Company Board and Officers		45
6.8	Post-Closing Tax Matters		46
	6.8.1	Returns Filed	46
	6.8.2	Tax Cooperation	46
	6.8.3	No Amendments	46
	6.8.4	Transfer Taxes	46
6.9	Stockholder Litigation		46
6.10	Efforts to Consummate; Regulatory Matters and Approvals		46
	6.10.1	Defense of Proceedings	46
6.11	Securities Laws Compliance		47
6.12	License-Back of IP		47

ARTICLE VII CONDITIONS PRECEDENT			47

7.1	Conditions to Each Party’s Obligation to Effect the Transactions		47
	7.1.1	Consents	47
	7.1.2	No Order	47
7.2	Conditions to Obligations of Parent and Merger Sub		47
	7.2.1	Representations and Warranties of Company	47
	7.2.2	Representations and Warranties of Majority Stockholder	48
	7.2.3	Written Consent and Stockholder Agreements	48
	7.2.4	Authorization	48
	7.2.5	Performance of Obligations of Company	48
	7.2.6	No Company Material Adverse Effect	48

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	7.2.7	Legal Action	48
	7.2.8	Resignations	48
	7.2.9	Required Consents and Notices	48
	7.2.10	License Agreement	49
	7.2.11	Study Results	49
	7.2.12	Deliveries	49
	7.2.13	FIRPTA Certificate	49
	7.2.14	Stock Certificates	49
	7.2.15	Payoff Letters and Releases	49
	7.2.16	Financial Statements	50
	7.2.17	Due Diligence	50
	7.2.18	Release of Security Interests	50
	7.2.19	Termination of Certain Agreements	50
	7.2.20	Key Employee Agreement	50
	7.2.21	Releases	50
7.3	Conditions to Obligation of Company		50
	7.3.1	Representations and Warranties of Parent and Merger Sub	50
	7.3.2	Authorization	50
	7.3.3	Performance of Obligations of Parent and Merger Sub	50
	7.3.4	No Parent Material Adverse Effect	51
	7.3.5	Legal Action	51
	7.3.6	Stockholder Agreements	51
	7.3.7	Adequate Capital	51
	7.3.8	Equity	51
	7.3.9	Key Employee Agreement	51
	7.3.10	Gumrukcu Consulting Agreement	51
	7.3.11	Sandler Consulting Agreement	51
	7.3.12	Gumrukcu Shares	51
	7.3.13	Parent Options and Warrants	51

ARTICLE VIII INDEMNIFICATION			52

8.1	Indemnification Relating to Agreement		52
8.2	Third Party Claims		52
8.3	Tax Contests		53
8.4	Time Limit		53
	8.4.1	Other Time Limits	53
8.5	Limitations		53
	8.5.1	Threshold Amount	53
	8.5.2	Caps	54
8.6	Exclusive Remedy		54
8.7	Value of Shares		54
8.8	Determination of Indemnifiable Amounts		54
8.9	Straddle Period		55
8.10	Tax Treatment of Indemnification Payments		55
8.11	Indemnification by Parent		55

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ARTICLE IX CLAIMS			56

9.1	Notice of Claims and Expenses		56
9.2	Resolution of Claims		56
9.3	Arbitration		57

ARTICLE X TERMINATION, AMENDMENT, AND WAIVER			57

10.1	Termination		57
	10.1.1	Means of Termination	57
	10.1.2	Effect of Termination	57

ARTICLE XI GENERAL PROVISIONS			58

11.1	Notices		58
11.2	Interpretation		59
11.3	Counterparts		60
11.4	Entire Understanding; No Third Party Beneficiaries		60
11.5	Governing Law		60
11.6	Amendment; Waiver		60
11.7	Successors and Assigns		60
11.8	Specific Performance		60
11.9	Severability		61
11.10	Submission to Jurisdiction		61
11.11	Waiver of Jury Trial		61

LIST OF EXHIBITS AND SCHEDULES*

Exhibit 1	List of Stockholders and their Proportional Share of Merger Consideration
Exhibit 1.2	Certificate of Merger
Exhibit 1.5(a)	Form of Surviving Corporation Amended Certificate of Incorporation
Exhibit 1.5(b)	Form of Surviving Corporation Bylaws
Exhibit 2	Form of Written Consent
Exhibit 2.1.2(a)	Outstanding Parent Common Stock and Parent stock options and warrants
Exhibit 3	Parent Written Consent
Exhibit 3.1.3	Bylaw Amendment
Exhibit 3.1.16	Company Patent Rights
Exhibit 7.2.3(b)(i)	Form of Investor Rights Agreement
Exhibit 7.2.3(b)(ii)	Form of Standstill and Lock-Up Agreement
Exhibit 7.2.13	Form of FIRPTA Affidavit
Exhibit 7.2.21	Form of Release
Exhibit 7.3.10	Form of Gumrukcu Consulting Agreement
Exhibit 7.3.11	Form of Sandler Consulting Agreement

Company Disclosure Schedule

Parent Disclosure Schedule

Schedule 1.5	Directors and Officers of Parent after Closing
Schedule 7.2.8	Resignations
Schedule 7.2.19	Agreements to be Terminated

* Certain schedules and exhibits to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K under the Securities Act of 1933, as amended. The Registrant agrees to furnish as a supplement a copy of any omitted schedules or exhibits to the Merger Agreement to the Securities and Exchange Commission upon request, provided that the Registrant may request confidential treatment for any schedule or exhibit so furnished.

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated January 12, 2018 (the “Effective Date”), is by and among DanDrit Biotech USA, Inc., a Delaware corporation (“Parent”), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Enochian Biopharma Inc., a Delaware corporation (“Company”), and Weird Science LLC, a California limited liability company and the super majority stockholder of Company (the “Majority Stockholder”). All terms defined in this Agreement are referenced in Section 1.1. Parent, Merger Sub, Company and the Majority Stockholder are each referred to as a “Party” or collectively as the “Parties.”

WHEREAS, the board of directors of Company (the “Company Board”) has (i) declared the advisability of and approved and adopted this Agreement and the Transactions (as defined in Section 1.1), and (ii) recommended unanimous approval and adoption of this Agreement and the Transactions by the stockholders owning 100% of the outstanding common stock, par value $0.0001 per share (the “Company Shares”) of Company (each, a “Stockholder”) with each Stockholder to receive Initial Common Stock Merger Consideration in the proportions set forth in Exhibit 1 attached hereto (such proportions constitute each Stockholder’s “Pro Rata Share”);

WHEREAS, the board of directors of Parent and Merger Sub have declared the advisability of and approved and adopted this Agreement and the Transactions and recommended the adoption of this Agreement by Parent as the sole stockholder of Merger Sub;

WHEREAS, the Parties intend to effect a merger of Merger Sub with and into Company in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”), and upon consummation of the Merger (as defined in Section 1.1), Merger Sub will cease to exist, and Company will continue as the Surviving Corporation (as hereinafter defined) and as a wholly owned subsidiary of Parent;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and that this Agreement is intended to be, and by being signed by Parent, Merger Sub and Company is, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;

WHEREAS, the Stockholders will execute immediately following the execution of this Agreement, but no later than the Stockholder Approval Delivery Deadline, an irrevocable, unanimous written consent of the Stockholders adopting this Agreement, and approving the Merger and the other Transactions in the form attached to this Agreement as Exhibit 2 (the “Written Consent”);

WHEREAS, Parent has executed and delivered, to become effective immediately following the execution of this Agreement, an irrevocable written consent of Parent as the sole stockholder of Merger Sub adopting this Agreement, and approving the Merger and the other Transactions attached to this Agreement as Exhibit 3 (the “Parent Written Consent”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger, as set forth in, and subject to the provisions of, this Agreement.

INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and the mutual representations, warranties, covenants, and agreements in this Agreement, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1       Definitions. The terms below are defined as follows:

“Acquisition Proposal” means, with respect to either Party any agreement, offer, proposal or bona fide indication of interest (other than this Agreement), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (a) any acquisition or purchase from either Party or from the respective equity holders of such Party by any Person of more than a 10% interest in the total outstanding voting securities of such Party or any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of the total outstanding voting securities of such Party or any merger, consolidation, business combination or similar transaction involving such Party, (b) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of such Party or any of its subsidiaries in any single transaction or series of related transactions, (c) any liquidation, dissolution, recapitalization or other significant corporate reorganization of such Party or any of its subsidiaries, or any extraordinary dividend, whether of cash or other property or (d) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay the consummation of the Transactions.

“Affiliate” is defined in Section 11.2.

“Agents” is defined in Section 3.1.8(b).

“Agreement” is defined in the Preamble.

“Anti-Corruption Laws” is defined in Section 3.1.8(d).

“Approved Indemnification Claim” is defined in Section 9.2.

“Audit” means the reasonable and actual costs of (i) auditing Company by an independent public accounting firm and preparing the pro forma financial statements of Company and Parent, in the form required in connection with Parent’s filing requirements with the SEC in respect of the Transactions, and (ii) the preparation of the associated filings with the SEC.

“Bylaw Amendment” means an amendment to the Company’s bylaws in the form attached hereto as Exhibit 3.1.3.

“Certificate” is defined in Section 2.2.3.

“Certificate of Merger” is defined in Section 1.2.

“Charter Documents” is defined in Section 3.1.1(b).

“Claim” is defined in Section 9.1.

“Closing” is defined in Section 1.3.

“Closing Balance Sheet” means the balance sheet of Company as of the Closing.

“Closing Date” is defined in Section 1.3.

“Closing Derivative Securities” is defined in Section 2.1.2(a).

“Closing Payment Certificate” is defined in Section 2.2.4.

“Code” is defined in the fourth WHEREAS clause.

“Common Stock Merger Consideration” is defined in Section 2.1.1.

“Company” is defined in the Preamble.

“Company Balance Sheet” is defined in Section 3.1.5.

“Company Board” is defined in the first WHEREAS clause.

“Company Common Stock” is defined in Section 2.2.2.

“Company Disclosure Schedule” is defined in Section 3.1.

“Company Expenses Amount” means all legal, accounting and other professional costs of Company reasonably incurred in connection with the preparation and negotiation of the Transaction Documents together with Company’s other transaction expenses (and includes, for the avoidance of any doubt, the Audit), during the Negotiation Period.

“Company Indebtedness” means, without duplication, and except for expenses reflected in the Company Expenses Amount, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees, or expenses in respect of (A) indebtedness of Company for money borrowed (or issued in substitution for or exchange of indebtedness for borrowed money), or in respect of loans or advances and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which Company is responsible or liable, including, without limitation, the Promissory Note; (ii) all obligations of Company issued or assumed as the deferred purchase price of property or services purchased by Company (including earn-outs or other contingent payments), all conditional sale obligations of Company and all obligations of Company under any title retention agreement (excluding trade accounts payable but including the current liability portion of any indebtedness for borrowed money); (iii) all obligations of Company for the reimbursement of any obligor on any letter of credit, to the extent drawn, banker’s acceptance or similar credit transaction; (iv) all obligations of Company under interest rate or currency swap transactions (valued at the termination value); (v) all obligations by which Company guarantees, endorses or otherwise becomes or is contingently liable upon Company Indebtedness, obligation or other liability of any other Person (other than by endorsements of instruments in the ordinary course of collection); and (vi) any off-balance sheet financing of Company (but excluding operating leases and current portion of capital leases).

“Company IP Rights” shall mean Company Patent Rights, Company Know-How Rights, and any other Intellectual Property in or to the Company Technology. For the avoidance of doubt, nothing shall preclude Licensor (as defined in the License) from exploiting the Company IP Rights outside of the Field.

“Company Know-How Rights” shall mean all Know-How Rights in and to the Company Technology. Notwithstanding the foregoing and for the avoidance of doubt, (i) the license of Know-How Rights under the License shall be limited solely and exclusively in the Field and (ii) Licensor (as defined in the License) shall at all times retain the right to use, practice and exploit the Company Know-How Rights outside of the Field.

“Company Lease” is defined in Section 3.1.11.

“Company Material Adverse Effect” means any event, change, or effect materially adverse to the financial condition, business, assets, or results of operations of Company except to the extent resulting from (A) changes in general economic conditions, (B) changes affecting Company’s industry generally, (C) changes in applicable law or GAAP, (D) engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) the announcement, pendency, or consummation of the Transactions, (F) any action taken by any party that is expressly required pursuant to this Agreement or (G) any action taken (or omitted to be taken) at the express written request of any member of the DanDrit Group (as defined in Section 1.1), or their Affiliates (provided that in each case of clauses (A), (B), (C), and (D), such event, change, or effect does not affect Company in a substantially disproportionate manner).

“Company Patent Rights” shall mean any and all current and future Patent Rights that claim or Cover the Company Technology related to the Field, including, but not limited to the Patent Rights set forth on Exhibit 3.1.16. Company Patent Rights further include the Study Results Patents to the extent within the Field.

“Company Shares” is defined in the first WHEREAS clause.

“Company Technology” shall mean all Technology that relates to the Field that is (i) owned by Company or licensed to Company (including by the Majority Stockholder) immediately prior to the Effective Date or (ii) conceived, created, generated, made, derived, developed, reduced to practice or acquired by or on behalf of Company, solely or jointly with any other Person.

“Confidential Information” means any and all confidential or proprietary Information, whether communicated in writing or orally or by any other method, which is provided by or on behalf of one Party to the other Party in connection with this Agreement, and which is designated in writing as confidential at the time of such communication or which should, given the facts and circumstances surrounding the communication reasonably be understood as confidential by the receiving Party.

“Confidentiality Agreement” is defined in Section 6.1.

“Continuing Employee” is defined in Section 6.5.1.

“Control”, “Controls” or “Controlled by” means, with respect to any Patent Rights, Information, Know-How Rights, Confidential Information, Technology or other Intellectual Property Rights, the possession by a Person of the ability (whether by ownership, license or other right, other than pursuant to a licenses granted under this Agreement) to disclose, grant access to, or a license or sublicense of, such Patent Rights, Know-How Rights, Information, Technology, Confidential Information or other intellectual property rights to another Person without violating the ownership rights of any other person or violating the terms of any agreement or other arrangement with any other Person and without incurring any additional royalty, fee or other charge.

“Cover” means, (a) with respect to Know-How Rights, that such Know-How Rights were used in making, having made, using, selling, offering to sell, importing, having sold, exporting or making improvements to the product, and (b) with respect to a Patent Right, a Valid Patent Claim would (absent a license thereunder or ownership thereof) be infringed by making, having made, using, selling, offering to sell, importing, having sold, exporting or making improvements to the product, in each case, including research and development. Grammatical variations of the word “Cover” shall have correlative meanings.

“DanDrit Denmark” is defined in Section 3.2.5(a).

“DanDrit Group” means, collectively, Parent, Merger Sub and DanDrit Denmark.

“Dispute Period” is defined in Section 9.2.

“DGCL” is defined in the Third WHEREAS clause.

“Earnout Stock” is defined in Section 2.1.2(b).

“Effective Date” is defined in the Preamble.

“Effective Time” is defined in Section 1.2.

“Employees” is defined in Section 4.1.1(a).

“Encumbrance” means any lien, pledge, security interest, claim, restriction on transfer, tax, purchase right, contract, commitment, equity, claim, restriction, demand, option, warrant, or other encumbrance; provided, however, that the following are not “Encumbrances” (a) in the case of real property, the provisions of all applicable zoning laws, statutory liens of landlords, carriers, workmen, warehousemen, repairmen, mechanics, contractors, materialmen and other similar persons and other liens imposed by applicable laws securing obligations incurred in the ordinary course of business and not yet delinquent; (b) in the case of real property, easements, rights-of-ways, restrictions and other similar charges and encumbrances of record, none of which impact in any material respect Company’s current use of the applicable parcel; (c) liens for Taxes and other governmental assessments, charges or claims not yet due and payable or that the taxpayer is contesting, provided that adequate reserves for all such payments have been accrued on the Financial Statements; (d) purchase money liens securing rental payments under capital lease arrangements; and (e) non-exclusive license agreements entered into in the ordinary course of business.

“Environmental Law” is defined in Section 3.1.12(b).

“ERISA” is defined in Section 3.1.10(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Field” means the prevention, treatment, and/or amelioration of and/or therapy exclusively for HIV in humans, and research and development exclusively relating to HIV in humans. Notwithstanding the foregoing and for the avoidance of doubt, Field is limited to the foregoing matters solely as they relate to HIV and expressly shall not include any associated or related diseases or other co-morbidities related to HIV in humans.

“Financial Statements” is defined in Section 3.1.5.

“Fraud” is defined in Section 8.4.1.

“GAAP” means United States generally accepted accounting principles, as consistently applied.

“Governmental Consent” is defined in Section 3.1.4.

“Governmental Entity” is defined in Section 3.1.4.

“Government Official” is defined in Section 3.1.8(c)(i).

“Hazardous Material” is defined in Section 3.1.12(a).

“HD Bio Final Study Report” means that certain study report dated December 28, 2017 of HD Biosciences, Inc.

“In-License” means all licenses and other agreements under which Company has been granted a license to any Intellectual Property (other than for “shrink wrapped,” “click-through,” or other form license-based “off-the-shelf” third party Intellectual Property that is otherwise commercially available on standard, nondiscriminatory terms, for an annual or one-time license fee of no more than $5,000).

“Indemnifiable Amounts” is defined in Section 8.1.

“Indemnification Dispute Notice” is defined in Section 9.2.

“Indemnified Persons” is defined in Section 8.11.

“Indemnifying Stockholder” is defined in Section 8.1.

“Information” shall mean any and all data, information, materials and know-how (whether patentable or not), including, (a) ideas, discoveries, inventions, improvements, technology or trade secrets, (b) pharmaceutical, chemical and biological materials, products, components, or compositions, (c) methods, procedures, formulas, processes, tests, assays, techniques, regulatory requirements, business plans, marketing plans, and competitive strategies, (d) biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, safety, manufacturing, process and quality control data and information related thereto, (e) technical and non-technical data and other information related to the foregoing, and (f) drawings, plans, designs, diagrams, sketches, specifications, invention disclosures, patent applications or other documents containing or relating to such data, information, materials or know-how.

“Infringe” means any infringement as determined by applicable law, including, without limitation, direct infringement, contributory infringement or any inducement to infringe.

“Initial Common Stock Merger Consideration” is defined in Section 2.1.1.

“Intellectual Property” means any and all of the following and all rights in, relating to, arising out of, or associated with intellectual property and proprietary rights, whether protected, created, or arising under any law throughout the world (including all applications or rights to apply for any of the following, and all registrations, renewals, extensions, future equivalents, and restorations, now or hereafter in force and effect), including: (A) all United States, international, and foreign: (1) patents, utility models, and applications therefor, and all reissues, divisions, re-examinations, provisionals, continuations, continuations-in-part, revalidations, patent term extensions, supplementary protection certificates, results of inter parties, post grant or covered business method patent reviews and derivation proceedings, and equivalent or similar rights anywhere in the world in inventions, discoveries, and designs, including invention disclosures; (2) all Trade Secrets; (3) all mask works and copyrights, and all works of authorship, database and design rights, whether or not published, and all other rights corresponding thereto (including moral rights), throughout the world; (4) all rights in World Wide Web addresses, URLs, domain names, social media accounts and handles, other similar designations, and contract rights therein; (5) all trade names, logos, trademarks and service marks, trade dress, brand names, corporate names, and other source or business identifiers and all goodwill associated therewith throughout the world; (6) rights of publicity, privacy and personality; (7) all other intellectual property and industrial property rights, and any similar, corresponding, or equivalent rights to any of the foregoing in items (1) through (6) above, anywhere in the world.

“Intellectual Property Rights” means, collectively, Patent Rights, Know-How Rights, and any other Intellectual Property.

“Investor Rights Agreement” is defined in Section 7.2.3.

“IP Assignment” means all agreements under which any Person has sold, conveyed, transferred, assigned or delivered any Intellectual Property to Company.

“IP Representations” is defined in Section 8.4.1.

“Key Employee” means Patricia Bettinger.

“Key Employee Agreement” is defined in Section 7.2.20.

“Know-How Rights” means all trade secret and other know-how rights (whether at law, in equity or otherwise) including, but not limited to, rights in Confidential Information.

“Liabilities” is defined in Section 3.1.7.

“License” is defined in Section 7.2.10.

“Majority Stockholder” is defined in the Preamble.

“Material Contracts” is defined in Section 3.1.14(a).

“Merger” is defined in Section 1.2.

“Merger Sub” is defined in the Preamble.

“Negotiation Period” means July 14, 2017 through the Closing Date.

“Notice of Claim” is defined in Section 9.1.

“Parent” is defined in the Preamble.

“Parent Common Stock” means the common stock of Parent, par value $0.0001 per share.

“Parent Employees” is defined in Section 5.1.1(a).

“Parent Disclosure Schedule” is defined in Section 3.2.

“Parent Indemnified Persons” is defined in Section 8.1.

“Parent Material Adverse Effect” means any event, change, or effect materially adverse to the financial condition, business, assets, or results of operations of Parent or DanDrit Denmark except to the extent resulting from (A) changes in general economic conditions, (B) changes affecting Parent’s or DanDrit Denmark’s industry generally, (C) changes in applicable law or GAAP, (D) engagement by the United States or any other country or group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (E) the announcement, pendency, or consummation of the Transactions, or (F) any action taken by any party that is expressly required pursuant to this Agreement (provided that in each case of clauses (A), (B), (C), and (D), such event, change, or effect does not affect Parent or DanDrit Denmark in a substantially disproportionate manner).

“Parent Written Consent” is defined in the sixth WHEREAS clause.

“Patent Rights” shall mean (i) patents and patent applications (which for the purposes of this Agreement shall be deemed to include certificates of invention and applications for certificates of invention); (ii) any and all divisionals, continuations, continuations-in-part, reissues, renewals, substitutions, registrations, re-examinations, revalidations, patent term extensions, supplementary protection certificates, results of inter parties, post-grant, or covered business method patent reviews and derivation proceedings, and the like of any such patents and patent applications; and (iii) any and all foreign equivalents of the foregoing throughout the world.

“Payoff Letters” is defined in Section 2.2.4(b).

“Person” means an individual, corporation, partnership, association, limited liability company, trust, estate, organization, or other entity.

“Per Share Common Stock Merger Consideration” means the quotient of the Common Stock Merger Consideration issued (as Initial Common Stock Merger Consideration) and issuable (as Earnout Stock) hereunder divided by the number of issued and outstanding Company Shares immediately prior to Effective Time.

“Plan” is defined in Section 3.1.10(a).

“Pre-Closing Tax Period” is defined in Section 3.1.15(a).

“Private Placement Securities” means all securities issued for cash by Parent for cash since January 1, 2017 through Closing.

“Pro Rata Share” is defined in the first WHEREAS clause.

“Proceeding” is defined in Section 3.1.6.

“Product” shall mean any product or process for use in the Field that is Covered by the Company IP Rights, or that practices the Company Technology.

“Prohibited Payment” is defined in Section 3.1.8(c)(i).

“Promissory Note” means that certain Promissory Note issued by Company to Parent on July 14, 2017.

“Regulatory Authority” shall mean any country, federal, regional, supranational, state or local regulatory agency, department, bureau or other governmental or regulatory authority having the administrative authority to regulate the development or marketing of pharmaceutical products in any country or other jurisdiction, including, without limitation, the FDA.

“Release Date” is defined in Section 9.1.

“Representatives” means (a) with respect to Parent, Parent’s Chief Executive Officer, Chief Financial Officer and each Director, (b) with respect to Merger Sub, Parent’s Chief Executive Officer, Chief Financial Officer and Directors, (c) with respect to DanDrit Denmark, Parent’s Chief Executive Officer, Chief Financial Officer and Directors and (d) with respect to Company, Company’s Chief Executive Officer, Secretary & Treasurer, and Directors.

“Returns” is defined in Section 3.1.15(a).

“Rules” is defined in Section 9.3.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Documents” is defined in Section 3.2.4.

“Securities Act” means the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Seller Indemnified Persons” is defined in Section 8.11.

“Significant Vendor” is defined in Section 3.1.13.

“Standstill & Lock-Up Agreement” is defined in Section 7.2.3.

“Stockholder” is defined in the first WHEREAS clause. For avoidance of doubt, for purposes of this Agreement, including the provisions herein governing the entitlement to, payment to and receipt by Stockholders of merger consideration, “Stockholders” shall be deemed to include holders of options to purchase Company Shares, whose options are being addressed in accordance with Section 2.5.

“Stockholder Agreements” is defined in Section 7.2.3.

“Stockholder Approval Delivery Deadline” means no later than 11:59 p.m. on the Effective Date.

“Straddle Period” is defined in Section 3.1.15(a).

“Study” is defined in Section 7.2.11.

“Study Results” is defined in Section 7.2.11.

“Study Results Patents” means patents with respect to inventions in the Field created by Company and its Affiliates related to or resulting from the Study Results.

“Surviving Corporation” is defined in Section 1.5.

“Tax” is defined in Section 3.1.15(a).

“Tax Contest” is defined in Section 3.1.15(a).

“Tax Group” is defined in Section 3.1.15(a).

“Technology” means all discoveries, inventions (whether or not protectable under patent laws), designs, developments, works of authorship, data, information, methods of manufacture or use, know-how, procedures, protocols, techniques, results of experimentation and testing, and other technology.

“Third Party Claim” is defined in Section 8.2.

“Threshold Amount” is defined in Section 8.5.1.

“Total Consideration” is defined in Section 8.5.1.

“Trade Secrets” means all trade secrets, know-how and confidential or proprietary ideas and information, including such rights in inventions (whether or not reduced to practice) and customer and supplier lists, technical information, proprietary information, processes, formulae, databases and data.

“Transaction Documents” means this Agreement and each Stockholder Agreement.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

“Transfer Taxes” is defined in Section 6.8.4.

“Trigger Date” is defined in Section 2.1.2(b).

“Unpaid Indebtedness” is defined in Section 2.2.4(b).

“Valid Patent Claim” shall mean a claim of an issued and unexpired patent included within Company Patent Rights, which claim has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction (which decision is not appealable or has not been appealed within the time allowed for appeal), and which claim has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise.

“Violation” is defined in Section 3.1.4.

“Written Consent” is defined in the fifth WHEREAS clause.

1.2       Effective Time of the Merger. Prior to Closing, Parent, Merger Sub, and Company will prepare, and on the Closing Date, Company will file, a certificate of merger in substantially the form of Exhibit 1.2 attached to this Agreement (“Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with this Agreement and the relevant provisions of the DGCL. The merger of Merger Sub with and into Company (the “Merger”) will become effective upon the acceptance for filing of the Certificate of Merger by the Secretary of State of Delaware, or at such later time as agreed to by the Parties and specified in the Certificate of Merger (the “Effective Time”).

1.3       Closing. The closing of the Merger (the “Closing”) will take place as soon as practicable but no later than three (3) business days after satisfaction or waiver of the last to be fulfilled of the conditions in Article VII (the date of such Closing, the “Closing Date”), at the offices of K&L Gates LLP at 200 South Biscayne Boulevard, Suite 3900, Miami, Florida 33131-2399, or remotely via electronic exchange of signature counterparts, unless another date or place is agreed to in writing by the Parties. The Closing will be deemed effective as of the closing of business on the Closing Date.

1.4       Effect of the Merger. At the Effective Time the effect of the Merger will be as provided in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger. Without limiting the generality of the foregoing, and subject to such applicable provisions, at the Effective Time, all of the property, rights, privileges, powers, and franchises of Company and Merger Sub will vest in Surviving Corporation (as defined in Section 1.5), and all debts, liabilities, and duties of Company and Merger Sub will become the debts, liabilities, and duties of Surviving Corporation.

1.5       Organizational Documents; Officers and Directors of Parent. At the Effective Time: (a) the separate existence of Merger Sub will cease, Merger Sub will be merged with and into Company, and Company will continue as the surviving corporation and as a wholly owned subsidiary of Parent (after the Merger, Company is sometimes referred to as “Surviving Corporation”); (b) the certificate of incorporation of Surviving Corporation will be amended in its entirety to read as set forth as Exhibit 1.5(a) attached to this Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation, until later amended in accordance with the DGCL and the certificate of incorporation; (c) the bylaws of Surviving Corporation will be amended and restated in their entirety to read as set forth on Exhibit 1.5(b) to this Agreement and, as so amended, will be the bylaws of the Surviving Corporation, until later amended in accordance with the provisions thereof, the certificate of incorporation and the DGCL; and (d) the directors and officers of Merger Sub immediately before the Effective Time will be the directors and officers of Surviving Corporation in each case until their respective successors have been duly elected, designated, or qualified or until their earlier death, resignation, or removal in accordance with Surviving Corporation’s certificate of incorporation and bylaws or as otherwise provided by the DGCL. Parent shall also have caused the individuals set forth on Schedule 1.5 attached hereto to become the directors and officers of Parent and Merger Sub immediately prior to the Effective Time in each case until their respective successors have been duly elected, designated or qualified or until their earlier death, resignation, or removal in accordance with Parent’s and Merger Sub’s certificate of incorporation and bylaws, respectively, the Investor Rights Agreement or as otherwise provided by the DGCL.

1.6       Further Assurances. At and after the Effective Time, (a) the officers and directors of Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Surviving Corporation as a result of, or in connection with, the Merger and (b) upon reasonable request of the Majority Stockholder or Parent or the Surviving Corporation, the other Party or Parties will do such further acts as may be reasonably required to carry out the Transactions.

ARTICLE II
MERGER CONSIDERATION; PAYMENT

2.1       Merger Consideration.

2.1.1       Form of Merger Consideration. At the Effective Time, all of the Company Shares will be converted in the aggregate into (i) that number of newly issued shares of Parent Common Stock which would increase the aggregate beneficial ownership of the Stockholders and their respective Affiliates in Parent on the date of Closing (the “Initial Common Stock Merger Consideration”) to 50% of the number of shares of Parent Common Stock issued and outstanding as of the Effective Time after giving effect to the Merger and (ii) the right to receive from Parent shares of Parent Common Stock which may become issuable as Earnout Stock in accordance with Section 2.1.2 below, if any (together with the Initial Common Stock Merger Consideration, the “Common Stock Merger Consideration”).

2.1.2       Earn-out; Earnout Stock.

(a)       Attached hereto as Exhibit 2.1.2(a) is a complete list of all outstanding shares of Parent Common Stock and Parent stock options and warrants. Parent represents and warrants that there are no other securities or other instruments outstanding that are convertible into or exercisable for Parent Common Stock, and there are no other obligations to issue Parent Common Stock or securities convertible into or exercisable for Parent Common Stock, and there will not be any such obligations at Closing except as listed on the certified list of Closing Derivative Securities as defined below. On the Closing Date, Parent shall deliver to the Majority Stockholder an updated certified list of all shares of Parent Common Stock, and all Parent stock options and warrants then outstanding, including the name of the holder, the exercise price, and the term (the “Closing Derivative Securities”).

(b)       Upon the issuance of any shares of Parent Common Stock upon the exercise or conversion of any Closing Derivative Securities (each, a “Trigger Date”), Parent shall issue to the Stockholders (without the payment of any further consideration by the Stockholders) in the aggregate a like number of shares of Parent Common Stock (“Earnout Stock”) to be distributed proportionately to the Stockholders so that each Stockholder receives his, her or its Pro Rata Share of such Earnout Stock.

(c)       The right of each Stockholder to receive Earnout Stock pursuant to this Section 2.1.2 may only be assigned by operation of law, shall not be evidenced by negotiable certificates of any kind and shall not be readily marketable.

(d)       Delivery of Earnout Stock shall be made on or before (i) the 10th full trading day following the Trigger Date if Stockholders give Parent notice that they wish certificates representing such shares, or (ii) the 5th trading day following the Trigger Date if Stockholders give Parent notice that such shares are to be delivered via the Deposit Withdrawal at Custodian (DWAC) process of the Depository Trust Company.

2.1.3       Entitlement to Merger Consideration. Each Stockholder shall be entitled to receive his, her or its Pro Rata Share of the Initial Common Stock Merger Consideration as reflected on Exhibit 1 and his, her or its Pro Rata Share of the Earnout Stock upon each issuance thereof (if any) under Section 2.1.2.

2.2       Effect on Company’s Securities. As of the Effective Time, by virtue of the Merger and without any action (except as provided in this Section 2.2) on the part of Merger Sub, Parent, Company, or any Stockholder:

2.2.1       Capital Stock of Merger Sub. Each share of Merger Sub common stock, $0.00001 par value per share, issued and outstanding immediately before the Effective Time, will be converted into one validly issued, fully paid, and nonassessable share of Surviving Corporation common stock, par value $0.00001 per share, with the stock certificate of Merger Sub evidencing ownership of such share of Surviving Corporation common stock.

2.2.2       Conversion of Company Shares into Parent Common Stock. At the Effective Time, each share of Company’s common stock, $0.0001 par value per share (“Company Common Stock”) outstanding immediately before the Effective Time will be automatically converted into, solely the right to receive Per Share Common Stock Merger Consideration which is issued at the Effective Time and issuable hereunder as Earnout Stock.

2.2.3       Cancellation of Company Shares. At the Effective Time, all Company Shares will be cancelled and will cease to exist and each certificate or other instrument (“Certificate”) previously representing any Company Shares will represent only the right to receive, without interest, the Common Stock Merger Consideration as provided by Sections 2.1 and 2.2.2.

2.2.4       Closing Payment Certificate. Three (3) business days before the anticipated Closing Date, Company will prepare and deliver to Parent a certificate (the “Closing Payment Certificate”), reasonably acceptable to Parent and prepared by and executed by an authorized officer of Company in good faith, in accordance with this Agreement, and the books and records of Company, including the following:

(a)       the unpaid Company Expenses Amount as of the Closing Date, together with corresponding invoices for each Company Expenses Amount in excess of $1,000 and payment instructions for each Company Expenses Amount; and

(b)       all Company Indebtedness to be repaid, assumed by, cancelled or forgiven by Parent at the Closing, including all debt evidenced by the Promissory Note (the “Unpaid Indebtedness”), together with the corresponding payoff letters describing the outstanding principal and interest required to fully discharge such Unpaid Indebtedness as of the Closing Date, and, if any such Unpaid Indebtedness is secured, an undertaking by the holder(s) to immediately discharge and release any Encumbrances securing the same, which payoff letters will be in form and substance reasonably acceptable to Parent (“Payoff Letters”).

2.2.5       Cancellation of Treasury Shares. Any Company Common Stock and any other securities of Company that are held by Company and not issued and outstanding as of the Effective Time (including as treasury stock) or that are held by Parent or Merger Sub will be automatically cancelled and will cease to exist and no consideration will be delivered in exchange therefor.

2.3       Lost, Stolen or Damaged Certificates. In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance acceptable to Parent) of that fact by the Person (who will be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, Parent will pay in exchange for such affidavit of lost, stolen, or destroyed Certificate the applicable Common Stock Merger Consideration to be paid with respect to such Certificate, subject to the terms and conditions in this Section 2.3.

2.4       Company Expenses Amount; Promissory Note.

Simultaneously with, and subject to the consummation of, the Closing, Parent will (a) pay, or cause to be paid, on behalf of Company, the Company Expenses Amount due at Closing, in each case by wire transfer of immediately available funds to the account(s) and in the amounts designated by Company in the Closing Payment Certificate and (b) assume, cancel or forgive the debt currently owed by Company to Parent as evidenced by the Promissory Note and the Parties agree to cooperate with each other and to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to assume, cancel or forgive such debt including to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for such assumption, cancellation or forgiveness.

2.5       Outstanding Options. Each option to purchase Company Shares that is unexercised and outstanding immediately prior to the Closing, whether or not vested, will automatically terminate without payment therefore and will no longer be exercisable for Company Common Stock by virtue of the Merger and without further action on the part of the optionee. Company will have taken all actions necessary so that at the Effective Time, all options to purchase Company Shares will either have been exercised or be canceled, in each case in accordance with the terms of the agreements under which such options to purchase Company Shares were granted.

2.6       Tax Treatment. The Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code in which gain or loss is not recognized. The Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the Transactions contemplated by this Agreement and that neither Parent nor Company makes any representation or warranty as to the tax treatment of the Merger or the Transaction. Neither Parent nor Company, nor their respective subsidiaries or Affiliates, will take any action prior to or after the Closing that would cause the Transactions to fail to qualify as a reorganization under Section 368(a) of the Code (other than any action required by this Agreement). Parent, the Surviving Corporation, Company, and each Stockholder will report the Transactions for income tax purposes as transfers governed by Section 368(a) of the Code, including the filing of any applicable statements as required by Treasury Regulations reflecting such treatment, unless otherwise required by a Tax authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties Relating to the Company. Except as provided in a correspondingly numbered disclosure schedule delivered by Company to Parent dated as of the date of this Agreement (the “Company Disclosure Schedule”) (exceptions and disclosures provided in any section of the Company Disclosure Schedule will apply to any other section of the Company Disclosure Schedule to the extent that the relevance to such other section or sections is reasonably apparent), Company and the Majority Stockholder, jointly and severally, represent to Parent as follows:

3.1.1       Organization, Standing, and Power.

(a)       Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as currently conducted. Company is duly qualified and in good standing to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes qualification necessary, except as set forth on Section 3.1.1 of the Company Disclosure Schedule, and except in such jurisdictions in which a failure to be so organized, existing, or in good standing or to have such power and authority would not be reasonably expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

(b)       Company has provided to Parent correct and complete copies of Company’s certificate of incorporation and bylaws, as amended as of the date of this Agreement (the “Charter Documents”), stock ownership records, and minute books and the comparable governing instruments and minutes, as amended as of the date of this Agreement. The minute books of Company contain correct and materially complete records of all material proceedings and actions taken at all meetings of, or effected by written consent of the Stockholders and its board of directors, and the stock records of Company contain correct and complete records of all original issuances, transfers, repurchases, and cancellations of Company Shares. Company does not own or control, directly or indirectly, shares of capital stock of any other corporation, or any interest in any partnership, joint venture, or other non-corporate business entity or enterprise.

3.1.2       Capital Structure.

(a)       The authorized capital stock of Company consists of 3,000,000 shares, each with a par value of $0.0001 per share, all of which are designated as shares of Company Common Stock, 872,500 of which are issued and outstanding as of the date of this Agreement, including 22,500 shares of restricted Company Common Stock. As of the date of this Agreement, there were 3,500 outstanding options to purchase shares of Company Common Stock. As of the date of this Agreement, there are no warrants or convertible promissory notes issued and outstanding. All Company Shares, and the record owners of such Company Shares as of the date of this Agreement are as set forth in Section 3.1.2(a) of the Company Disclosure Schedule and in Exhibit 1, and no such Company Shares are held by Company in its treasury. True and complete copies of all instruments describing the rights of all holders of Company Shares as of the date of this Agreement have been provided to Parent.

(b)       All outstanding Company Shares are duly authorized, validly issued, fully paid, and not subject to any preemptive rights or similar rights or Encumbrances under applicable law, Company’s Charter Documents, or any agreement to which Company is a party or by which Company may be bound. Except as set forth in the Charter Documents or as described in Section 3.1.2(a), there are no options, warrants, calls, conversion rights, commitments, agreements, restrictions, equity-linked securities, or rights of any character to which Company is a party or by which Company may be bound obligating Company to issue additional securities. There are no accrued and unpaid dividends with respect to any outstanding Company Shares. To the knowledge of Company, (a) the Company Shares held by Majority Stockholder and the other Stockholders are free and clear of any Encumbrances and (b) neither Majority Stockholder nor any other Stockholder has granted options or other rights to purchase any Company Shares from such Stockholder.

(c)       Company does not have outstanding:

(i)       any debt, the holders of which (A) have the right to vote (or are convertible or exercisable into securities having the right to vote) with stockholders on any matter, or (B) are or will become entitled to receive any payment as a result of the execution of this Agreement or the completion of the Transactions; or

(ii)       except as described in Section 3.1.2(a), any restricted stock, restricted stock units, stock appreciation rights, stock performance awards, dividend equivalents, or other stock-based or equity-linked securities of a similar nature.

(d)       There is no agreement or right requiring or otherwise providing for the repurchase or redemption of any Company Shares and Company has not repurchased any Company Shares. Company does not own or hold the right to acquire any security or interest in any other Person.

(e)       All of the issued and outstanding Company Shares have been offered, issued, and sold by Company in compliance with applicable securities laws.

3.1.3       Authority.

(a)       Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by Company of this Agreement and, subject to the execution, delivery and effectiveness of the Written Consent, the performance of Company’s obligations under this Agreement have been duly and validly authorized by all necessary corporate action on the part of Company and no other action on the part of Company, or its stockholders other than the Written Consent, in the case of the Merger, are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, except to the extent that enforceability may be limited by the effect of (a) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (b) general equitable principles, regardless of whether enforceability is considered in a Proceeding at law or in equity.

(b)       The board of directors of Company has, either by written consent or at a meeting duly called, (i) unanimously approved and declared advisable this Agreement, the Transactions and the Bylaw Amendment in the form attached hereto as Exhibit 3.1.3, (ii) recommended the adoption of this Agreement by the holders of Company Shares (which recommendation has not been modified or rescinded in any respect) and (iii) directed that this Agreement and the Merger be submitted to the holders of Company Shares for their approval and adoption.

3.1.4       Consents, Notices and Approvals. Subject only to the filing of the Certificate of Merger in accordance with the DGCL, the execution and delivery of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation of the Transactions will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, or the creation of an Encumbrance on assets (any such conflict, violation, default, right, loss, or creation, a “Violation”), and Company has not received written notice that it would be, with the passage of time, in Violation under: (a) any provision of the Charter Documents; (b) any loan or credit agreement, note, bond, mortgage, indenture, or other agreement or instrument including, without limitation each Material Contract; or (c) permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Company or its properties or assets. Except as set forth in this Section 3.1.4 or Section 3.1.4 of the Company Disclosure Schedule, no consent, approval, order, or authorization of, or registration, declaration, or filing with or exemption by, any (y) third party or (z) court, administrative agency, or commission or other governmental authority or instrumentality, whether federal, state, or local, domestic or foreign (each a “Governmental Entity”) (each consent from a Governmental Entity, a “Governmental Consent”), is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation by Company of the Transactions other than the Certificate of Merger.

3.1.5       Financial Statements. The balance sheet of Company as of September 30, 2017 (the “Company Balance Sheet”), and the related statements of income, changes in stockholders’ equity (deficit), and cash flows since inception (collectively, the “Financial Statements”) have been provided to Parent. The Financial Statements fairly present, in all material respects, the financial position of Company as at such dates and the results of its operations and cash flows for the periods then ended (subject in the case of unaudited financial statements, to normal, recurring audit adjustments not material in scope or amount and the absence of notes), comply in all material respects with all accounting requirements applicable to Company and except as set forth in Section 3.1.5 of the Company Disclosure Schedule have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto). Since the date of the Company Balance Sheet, there has been no change in Company’s accounting policies or the methods of making accounting estimates or changes in estimates that are material to the Financial Statements. There are no securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated by the SEC) effected by Company since the date of the Company Balance Sheet.

3.1.6       Litigation. There is no claim, action, investigation, written allegations, arbitration, suit, administrative action or enforcement (“Proceeding”) pending or, to Company’s knowledge, threatened, against Company, any of its officers, directors, or employees arising in connection with their service or employment with Company, or any of Company’s properties before any court or arbitrator or any Governmental Entity. Company has received no written notice of any investigation pending or, to Company’s knowledge, threatened against Company, before any Governmental Entity.

3.1.7       Absence of Undisclosed Liabilities. Company has no liabilities, obligations, or contingencies (whether absolute, accrued, or contingent) (collectively, “Liabilities”) except (a) Liabilities that are set forth or reserved against in the Financial Statements (including the Company Balance Sheet); (b) Liabilities that have arisen in the ordinary course of business including expenses related to this Transaction which have been previously made known to Parent in writing (for this purpose, an e-mail shall constitute a writing); and (c) other Liabilities that are not material in scope or amount.

3.1.8       No Violations.

(a)       Company is and has been at all times in compliance with all applicable federal, state, local, and foreign statutes, laws, ordinances, rules, judgments, orders, and regulations of any Governmental Entity applicable to its business and operations, except for Violations that would not result or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. There are no permits, licenses, and regulatory approvals required to conduct the business of Company as currently conducted.

(b)       No Person has been appointed by a power of attorney or similar instrument granted by Company empowering that Person to represent Company in matters and dealings by or involving Company, and no Person has been appointed or retained as an agent, sales representative, sponsor, or other Person to assist Company to obtain business, secure a business advantage for (e.g., including obtaining licenses, permits, or other regulatory approvals), or to promote the distribution, marketing, or sales of products or services of Company (“Agents”). Company has, and to its knowledge, its stockholders, officers, directors, and employees have, complied with all applicable laws related to Company’s business.

(c)       Neither Company nor to the knowledge of Company any of its stockholders, officers, directors or employees, acting on behalf of Company has:

(i)       unlawfully given, offered, promised, or authorized any payment or provision of money or anything of value (including any loan, reward, advantage, or benefit of any kind), either directly or indirectly, to any officer, employee, or Person acting in an official capacity or performing public duties or functions on behalf of (1) any government, including all levels and subdivisions of government from national to local; (2) any department, committee, agency, or instrumentality; (3) any business or commercial entity owned, managed, or controlled by a government, such as a public university, public hospital, state research institute, or national bank; (4) any political party or official thereof; (5) any candidate for public office; (6) any officer, employee, or Agent of a public international organization, including for example the United Nations, the International Monetary Fund, or the World Bank (“Government Official”); or (7) any relative of any Government Official, to influence any act, decision, or omission of any Government Official, to obtain or retain business, to direct business to Company or to gain any improper advantage or benefit for Company (“Prohibited Payment”); or

(ii)       unlawfully given, offered, promised, or authorized the giving of money or anything of value, directly or indirectly, to any Person while knowing or being aware of a probability that all or a portion of such money or thing of value would be used to make a Prohibited Payment; or

(iii)       unlawfully directly or indirectly, made, offered, promised to make, or authorized the making of any payment or provision of anything of value where such activity would constitute a bribe, kickback, or Prohibited Payment.

(d)       Company has complied in all respects with (i) the United States Foreign Corrupt Practices Act; (ii) applicable laws enacted in accordance with the Organization of Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (iii) any other applicable laws, rules, or regulations of relevant jurisdictions prohibiting bribery and corruption of public officials including local anti-corruption laws in the countries in which Company conducts business (“Anti-Corruption Laws”).

(e)       Neither Company, nor to Company’s knowledge its officers, directors or employees, while acting in the scope of their relationship with Company, have been subject of any Proceeding by any Governmental Entity or any customer regarding actual or alleged violations of any applicable Anti-Corruption Laws. To Company’s knowledge, no such investigation, litigation, inquiry or Proceeding is pending or threatened, and there are no circumstances which are likely to give rise to any such Proceeding.

No restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder” or other similar anti-takeover statute or regulation, and no anti-takeover provision in Company’s Charter Documents will be applicable to the execution, delivery or performance of the transactions contemplated by this Agreement or other contract, including the consummation of the Merger or any of the other transactions contemplated by this Agreement or by such other documents.

3.1.9       Employees.

(a)       Set forth on Section 3.1.9 of the Company Disclosure Schedule is the identity of the sole employee of Company and such employee’s base salary, or hourly wage, bonus opportunity, position and work location.

(b)       Company is in compliance in all material respects with, and at all times since inception of Company has complied in all material respects with, all applicable laws and regulations respecting employment, termination of employment, hiring, discrimination in employment, terms and conditions of employment, wages, hours, worker classification (including employees and contractors), fair labor standards, rest and meal periods, leaves of absence, workers compensation, affirmative action, the payment of social security and other payroll taxes, immigration, and occupational safety and health and employment practices, and has not engaged in any unfair labor practice.

(c)       There are no pending Proceedings or threatened Proceedings in writing, between Company and any current or former employee, which controversies could reasonably be expected to result in an action, suit, proceeding, claim, arbitration, or investigation before any agency, court, or tribunal, foreign or domestic, or any other claim pending in any court or administrative agency from any current or former employee or any other Person arising out of Company’s status as employer or purported employer or any workplace practices or policies.

(d)       To Company’s knowledge, no Company officer or executive (i) except as contemplated by this Agreement or the other Transaction Documents, has any present intention to terminate, or materially alter the terms and conditions of, his or her employment with Company, or (ii) is party to any confidentiality, proprietary rights, non-competition, non-solicitation, or similar agreement that would materially restrict the performance of his or her employment duties for Company. Company has not received any written notice and has no knowledge that any employee is in violation of any employment, consulting, confidentiality, proprietary rights, non-competition, non-solicitation, or similar agreement within two years before the Closing Date.

(e)       Company is employing and has employed only individuals who are or were lawfully permitted to work in the United States and Company is and has been in compliance with all applicable laws and regulations of the United States regarding immigration and/or employment of non-citizen workers.

3.1.10       Employee Benefit Plans.

(a)       Company has never had, and does not currently have, any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, or except as set forth on Section 3.1.10 of the Company Disclosure Schedule, any incentive or deferred compensation, equity incentive, employment, severance, retention, change of control, profit sharing, retirement, fringe benefit, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option, phantom equity or equity incentive plan, policy, program, agreement, or arrangement, with respect to which Company is obligated to contribute (each a “Plan”).

3.1.11       Real Property; Leases. Company does not own, and has never owned, real property. Section 3.1.11 of the Company Disclosure Schedule sets forth each lease and sublease in effect on the date of this Agreement under which Company leases or subleases (a) real property (as either a tenant or subtenant), or (b) personal property (in case of either clause (a) or (b), a “Company Lease”). No default by Company, or to Company’s knowledge, by lessor or sublessor, exists under any Company Lease, and all payments of rent, operating expenses, and other sums due under each Company Leases are current as of the date hereof. No Company Lease is terminable because of the execution of this Agreement or the consummation of the Transactions. Each Company Lease is in full force and effect in accordance with its respective terms. No consent is required from any party under any Company Lease in connection with the completion of the Transactions, and Company has not received notice that a party to any Company Lease intends to cancel, terminate, or refuse to renew any Company Lease or to exercise any option or other right under such Company Lease, except where the failure to receive such consent, or where such cancellation, termination, or refusal, would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.

3.1.12       Environmental.

(a)       No substance that any Governmental Entity, in accordance with applicable federal, state, or local law, has designated to be radioactive, toxic, hazardous, or otherwise a danger to health or the environment, including all substances listed as hazardous substances in accordance with the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste in accordance with the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated in accordance with said laws, but excluding office and janitorial supplies lawfully used or stored for their intended purposes (“Hazardous Material”) has been used or released by Company (except as specifically authorized, such as by permits issued by a Governmental Entity), onto or under any real property currently leased or subleased by Company.

(b)       Company has complied in all material respects with all applicable foreign, domestic, federal, state, local, or other laws, regulations, ordinances, or other binding requirements of Governmental Entities, all applicable orders, judgments, or binding determinations of administrative or judicial authorities, and any required permit, license, or other authorization, concerning public health and safety, worker health and safety, and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any Hazardous Material (“Environmental Law”) in effect on or before the date hereof in respect of any real property leased or subleased by Company.

(c)       No Proceeding is pending and, to Company’s knowledge, no Proceeding has been threatened by any Governmental Entity against Company concerning any Environmental Law in respect of any real property leased or subleased by Company.

3.1.13       Significant Vendors. Since inception, except as set forth on Section 3.1.13 of the Company Disclosure Schedule, Company has had no vendors to which total amounts paid or payable by Company exceed $5,000 (each, a “Significant Vendor”).

3.1.14       Material Contracts.

(a)       Section 3.1.14(a) of the Company Disclosure Schedule lists all of the following contracts to which Company is a party (the “Material Contracts”):

(i)       any agreement (A) relating to the performance of services by, any employee, consultant, or other Person other than agreements that can be terminated without payment of incentives, severance, or other termination pay, (B) in accordance with which Company is or may become obligated to make any severance, termination, incentive, or similar payment to any current or former officer, director, or employee, other than with respect to agreements listed or described in the Company Disclosure Schedule as applicable to all Company employees generally, or (C) in accordance with which Company may be required to provide, or accelerate the vesting of, any payments, benefits, or equity rights upon the occurrence of any of the Transactions;

(ii)       any agreement imposing any restriction on the right or ability of Company, or that, after consummation of the Transactions, would impose a restriction on the right or ability of Parent, to compete in any line of business or in any geographic region with any other Person or to transact business or deal in any other manner with any other Person;

(iii)       any agreement that provides for indemnification of any officer, director, employee, agent, or Agent of Company;

(iv)       any agreement with a third party in accordance with which Company (A) has paid $20,000 or more since inception;

(v)       any agreement of partnership or joint venture, limited liability company or operating agreement that would give rise to an obligation on the part of Company to form a joint venture or to acquire securities of, or any other equity interest in, a third party;

(vi)       any Company Lease;

(vii)       any agreement providing for the development of any Technology or other Intellectual Property, independently or jointly, by or for Company (other than agreements with employees and independent contractors of Company); any settlement, conciliation or similar agreement under which Company or any counterparty to any such agreement has any outstanding obligations;

(viii)       any agreement relating to the distribution, reselling, whole selling, advertising, marketing or sales of Company’s services or products, if any;

(ix)       any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of its assets and properties or their respective businesses;

(x)       any agreement entered into since the date of the Company Balance Sheet providing for the acquisition or sale, directly or indirectly, by merger or otherwise of all or substantially all of the assets of another Person, the equity interests of another Person, or a business or division of another Person;

(xi)       any agreement between Company, on the one hand, and an Affiliate, on the other hand;

(xii)       any agreement with any Governmental Entity;

(xiii)       any agreement with a Significant Vendor;

(xiv)       except for trade indebtedness incurred in the ordinary course of business and except as disclosed in the Financial Statements, any instrument evidencing or related in any way to indebtedness for borrowed money (either owed by or to Company) by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise; and

(xv)       Any In-Licenses or IP Assignments.

(b)       Each Material Contract is in full force and effect and is a valid and binding obligation of Company, and, to Company’s knowledge, against any other party to such Material Contract, except to the extent that enforceability may be limited by the effect of (a) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (b) general equitable principles, regardless of whether enforceability is considered in a Proceeding at law or in equity. Neither Company nor, to Company’s knowledge, any other party to the Material Contract, is in breach of or default under, any Material Contract, except for such failures to be in full force and effect and such breaches and defaults that would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. None of the parties to the Material Contracts has expressed intent in writing to cancel, terminate, or refuse to renew any Material Contract. Company has made available to Parent complete copies of all Material Contracts; provided that as previously discussed and agreed between Parent and Company, certain contracts including but not limited to NDAs and IND contractor agreements which have not yet been provided to Parent, shall be provided by Company to Parent prior to the Closing.

3.1.15       Taxes.

(a)       For purposes of this Agreement, (i) “Tax” means (x) any and all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, and other similar assessments or charges of any kind whatsoever imposed by any Governmental Entity, including income taxes (whether imposed on or measured by net income, gross income, income as specially defined, earnings, profits, or selected items of income, earnings, or profits), capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, goods and services taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, excise taxes, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, ad valorem taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, and customs duties, together with all interest, penalties, fines, additions to tax, or other amounts imposed with respect to the foregoing; (y) any liability for any amounts of the type described in clause (x) as a result of being or ceasing to be a member of any Tax Group (including any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local, or foreign law); and (z) any liability for any amounts of the type described in clause (x) or (y) arising under contract, by operation of law, by reason of being a successor or transferee, or otherwise; (ii) “Returns” means any and all returns, reports, declarations, claims for refund, informational returns, statements, and similar documents required to be filed with respect to any Tax (including any attachments and any amendments); (iii) “Tax Contest” means any inquiry, audit, examination, hearing, trial, appeal, or other administrative or judicial proceeding with respect to any Taxes or Returns of Company; (iv) “Tax Group” means any “affiliated group” of corporations within the meaning of Code Section 1504 (or any similar affiliated, combined, consolidated, or unitary group or arrangement for group relief for state, local, or foreign Tax purposes); (v) “Pre-Closing Tax Period” means, with respect to Company, (A) any Tax period ending on or prior to the Closing Date and, (B) in the case of a Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, and (vi) “Straddle Period” means, with respect to Company, any Tax period that begins before the Closing Date and ends after the Closing Date.

(b)       Company has timely filed all Returns required to be filed by or with respect to Company, and all such Returns (i) were prepared in material compliance with all applicable laws and (ii) are true, correct, and complete in all material respects. Company is not currently the beneficiary of any extension of time to file any Return that has not been filed.

(c)       Company has timely paid all Taxes due and payable by Company (whether or not such Taxes were reflected on any Return). Any unpaid Taxes of Company (i) did not, as of the Company Balance Sheet, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax liabilities established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than in any notes to the same) and (ii) will not, as of the Closing Date, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax liabilities established to reflect timing differences between book and Tax income) set forth on the face of the Closing Balance Sheet (rather than in any notes to the same). Since the date of the Company Balance Sheet, Company has not incurred any Liability for Taxes, except in the ordinary course of business.

(d)       Company has (i) withheld all Taxes required to be withheld in respect of all payments to employees, officers, director, and any other Persons and (ii) timely remitted all such Taxes withheld to the appropriate Governmental Entity in accordance with applicable law.

(e)       Company has (i) collected all sales, use, value added, goods and services, and similar Taxes required to be collected and (ii) timely remitted all such Taxes collected to the appropriate Governmental Entity in accordance with applicable laws.

(f)       There are no liens for Taxes upon any asset of Company, except for Taxes not yet due and payable. There are no claimed, proposed, or asserted Tax deficiencies or assessments of Tax with respect to Company that have not been fully paid.

(g)       Section 3.1.15(g) of the Company Disclosure Schedule sets forth, if any, (i) all Returns filed by Company that have been audited or, to the knowledge of Company, been examined, (ii) the Tax periods for which such Returns have been audited or, to the knowledge of Company, been examined, and (iii) the Governmental Entity that conducted such audit or examination. There are no Tax Contests pending or being conducted. Company has not received in writing from any Governmental Entity any (i) written notice indicating an intent to commence any Tax Contest, (ii) written notice of deficiency, proposed adjustment, written notice of assessment, or written notice of lien with respect to Taxes (whether claimed, proposed, asserted, or assessed), or (iii) request for information with respect to Taxes. To the knowledge of Company, no Governmental Entity in a jurisdiction where Company does not file Returns has made any claim that Company is or may be subject to Tax in that jurisdiction, and Company is not party to any agreement, contract, arrangement, or plan that provides for the reimbursement of excise Taxes under Section 4999 of the Code or any income taxes under the Code or any other state, local or foreign Tax law.

(h)       Company has made available to Parent true, correct, and complete copies of all (i) federal income tax Returns filed by Company and (ii) correspondence with any Governmental Entity related to Taxes (including revenue agents reports, examination reports, written notices of deficiency, proposed adjustments, written notices of assessment, written notices of liens, rulings, and closing agreements).

(i)       Company has not entered into or requested any agreement to extend or waive the statutory period of limitations for the assessment or collection of Taxes. Company has not received or requested any private letter rulings from the Internal Revenue Service (or any comparable Tax rulings from any other Governmental Entity). Company has timely and accurately filed all Returns described in Code Section 6501(c)(8), as applicable. No power of attorney is currently in effect with respect to any Taxes or Returns of Company.

(j)       Company is not and has never been a member of any Tax Group (other than a Tax Group of which Company currently is the common parent). Company has no liability for Taxes of any other Person (i) as a result of being or ceasing to be a member of any Tax Group (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local, or foreign law) or (ii) arising under contract, by operation of law, by reason of being a successor or transferee, or otherwise. Company is not party to or bound by any contract, agreement, or other arrangement regarding the sharing or allocation of either liability for Taxes or payment of Taxes, other than an agreement the principal purpose of which is the not the sharing or allocation of Taxes.

(k)       Company will not be required to include any item of income in, or exclude any item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made prior to the Closing Date pursuant to Code Section 481(a) (or any comparable provision of state, local, or foreign law), (ii) closing agreement described in Code Section 7121 (or any comparable provision of state, local, or foreign law) executed on or prior to the Closing Date, (iii) “intercompany transaction” within the meaning of Treasury Regulation Section 1.1502-13 (or any comparable provision of state, local, or foreign law) occurring on or prior to the Closing Date, (iv) “excess loss account” within the meaning of Treasury Regulation Section 1.1502-19 (or any comparable provision of state, local, or foreign law) in existence on the Closing Date, (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date, or (vii) election under Code Section 108(i). Company will not be required to make any adjustment to any Tax attribute (including the Tax basis of any asset) under Treasury Regulation Section 1.1502-36 (or any comparable provision of state, local, or foreign law) as a result of the Transactions.

(l)       In connection with the consummation of the Transactions, no payment or benefit has been, will be, or may be made or provided under this Agreement, under any arrangement contemplated by this Agreement, either alone or together with any other payments or benefits, constitutes or could constitute a “parachute payment” within the meaning of Code Section 280G(b)(2) (or any comparable provision of state, local, or foreign law). None of Company, Parent, or any Affiliate of Parent will be obligated to pay or reimburse any Person for any Taxes imposed under Code Section 4999 (or any comparable provision of state, local, or foreign law) as a result of the consummation of the Transactions, either alone or in connection with any other event, resulting from an obligation of Company arising prior to the Closing.

(m)       No option to acquire any Company Share is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A(d)(1).

(n)       Each Company Share is property that is “substantially vested” under Code Section 83 and Treasury Regulation Section 1.83-3(b).

(o)       Company has not taken any position on a Return that could reasonably expected to result in an “underpayment” of tax within the meaning of Code Section 6662 (or any comparable provision of state, local, or foreign law). Company has not (i) “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any “reportable transaction” or “listed transaction” within the respective meanings of such terms under Code Section 6707A(c) or (ii) entered into or engaged in any other transaction requiring disclosure under a comparable provision of state, local, or foreign law.

(p)       Company has not been either a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Code Section 355(a)(1)(A) in a distribution of stock qualifying under Code Section 355 (i) in the two years before the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Code Section 355(e) in conjunction with the Transactions.

(q)       Company is not and has never been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2).

(r)       Section 3.1.15(r) of the Company Disclosure Schedule sets forth a true, correct and complete schedule (i) setting forth each corporation, association, joint venture, partnership, limited liability company or other “business entity” within the meaning of Treasury Regulation Section 301.7701-2(a) in which Company directly or indirectly owns an interest and (ii) identifies (A) the jurisdiction of formation or organization of each such business entity, (B) the classification of each such business entity for U.S. federal income tax purposes, and (C) each such business entity for which an entity classification election under Treasury Regulation Section 301.7701-3(c) has been filed.

(s)       Company does not directly or indirectly own an interest in any (i) “passive foreign investment company” within the meaning of Code Section 1297(a) or (ii) “controlled foreign corporation” within the meaning of Code Section 957(a).

(t)       Company has (i) complied in all respects with the requirements of Code Section 482 and the Treasury Regulations under such Code Sections (and any comparable provision of state, local, or foreign law) and (ii) timely and properly prepared and maintained all documentation necessary to avoid the imposition of any penalty under Code Section 6662(e) (or any comparable provision of state, local, or foreign law).

(u)       Company is not engaged in or has never been engaged in a trade or business through a “permanent establishment” within the meaning of an applicable income tax treaty in any country other than the country in which Company is formed or organized.

3.1.16       Intellectual Property Rights.

(a)       Exhibit 3.1.16 attached hereto contains a true and complete list of the Company Patent Rights existing on the Effective Date. The Company Patent Rights listed in Exhibit 3.1.16 include all of the Patent Rights controlled by Company and licenses relating to the Company Technology as of the Effective Date that relate to the Field.

(b)       Company is the owner or exclusive licensee of all Company Patent Rights listed in Exhibit 3.1.16 and, to Company’s knowledge as of the Effective Date, Serhat Gumrukcu is the sole inventor of all Company IP Rights and Company Technology and did not acquire or derive any portion of Company IP Rights or Company Technology from any other Person (in a manner that would result in an ownership interest in the Company IP Rights or Company Technology vesting in any such other Person or would negatively affect the validity of any Company Patent Rights), and Company has no knowledge as of the Effective Date that the Company Patent Rights are not unpatentable or unenforceable.

(c)       Company (i) is, as of the Effective Date, the sole and exclusive owner or licensee of all right, title and interest in and to Company IP Rights and as of the Effective Date, to Company’s knowledge, Licensor (as defined in the License) had the right to grant the licenses that it purported to grant in the License (including, without limitation, that Licensor had not entered into any undertaking that limits, nor is subjected to any constraints that limited, its rights or freedom to grant the licenses therein) without any lien, security, encumbrance or third party rights or obligations; and (ii) has not granted and will not grant to any third party any license or other right with respect to Company IP Rights that conflicts with or limits in any way the licenses and rights granted to Company in the License.

(d)       The manufacture, use, sale, offer for sale or import of any Company Technology does not, to Company and the Majority Stockholder’s knowledge as of the Effective Date, Infringe any patent, trade secret, or any other intellectual property or proprietary right of any third party, and Company has not received written, oral or other notice from any third party claiming that the manufacture, use, sale, testing, offer for sale or import of any Product to the extent practicing Company Technology Infringes or would Infringe the patent or other intellectual property rights of any third party, nor to Company and the Majority Stockholder’s knowledge as of the Effective Date is there any reasonable basis for such a claim.

(e)       There are no claims, judgments or settlements against or owed by Company or the Majority Stockholder (or any of their Affiliates) with respect to Company IP Rights, and neither Company nor the Majority Stockholder is a party to any legal action, suit or proceeding relating to Company IP Rights, nor has Company received any written, oral or other communication from any third party, including, without limitation, any Regulatory Authority or other government agency, threatening such action, suit or proceeding or any other claim or proceeding alleging the unpatentability or unenforceability of any Company Patent Rights and to Company and the Majority Stockholder’s knowledge there is no prior art or other information that would adversely affect the validity, enforceability or scope of Company Patent Rights; in each case, as of the Effective Date.

(f)       The grant of the licenses and rights granted to Company by Licensor do not require the consent, approval, or authorization of any Regulatory Authority or third party or require or incur any payment or any consideration to any third party.

3.1.17       Brokers’ and Other Fees. Neither Company nor its stockholders, officers, directors, or employees has employed any investment banker, broker, finder, or other intermediary that has been retained by, or is authorized to act on behalf of, Company that would be entitled to any fee or commission from Company or the holders of Company Shares in connection with or upon consummation of the Transactions.

3.1.18       Insurance. Except as set forth on Section 3.1.18 of the Company Disclosure Schedule, Company does not have, nor has it previously had, any policies providing for insurance coverage.

3.1.19       Personal Property. Company has good and marketable title, free and clear of all Encumbrances of any nature that would preclude Company’s current use to all furniture, machinery, equipment, and other personal property, tangible or otherwise, reflected on the Company Balance Sheet.

3.1.20       Guarantees and Suretyships. Company has no powers of attorney outstanding. Company has no obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or the like with respect to the obligations or liabilities of any Person. No Person has any obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or the like with respect to the obligations or liabilities of Company.

3.1.21       Affiliate Transactions. Except for (a) relationships with Company as an officer, director, employee or consultant (and compensation by Company in consideration of such services), (b) relationships with Company as stockholders and (c) as disclosed in Section 3.1.21 of the Company Disclosure Schedule, none of the officers, directors, consultants or stockholders, or to the knowledge of Company any member of any of their immediate families, is presently a party to, or was a party to since inception of Company, any transaction with Company, including any contract, agreement, or other arrangement (x) providing for the furnishing of services to or by, (y) providing for lease or sublease of real or personal property to or from, or (z) otherwise requiring payments to or from, any such Person or any corporation, partnership, trust, or other entity in which any such Person has or had a 5% or more interest (as a member, partner, beneficiary, or otherwise) or is or was an officer, director, employee, Significant Vendor or customer of Company.

3.1.22       Government Contracts. Company is not now, and has never been, (a) a party to any agreement, commitment, undertaking, or arrangement of any kind, whether oral or written with a government agency or Governmental Entity, including state-owned or state-controlled commercial entities and other instrumentalities or that includes or included Federal Acquisition Regulation clauses from Title 48 of the Code of Federal Regulations, or, to Company’s knowledge, (b) a subcontractor to a government prime contractor, government grant recipient, or higher-tier government subcontractor.

3.1.23       Absence of Certain Changes. Since the date of the Company Balance Sheet, Company has conducted its business in the ordinary course consistent with past practice and there has not been any event, change, condition, state of facts or development that, individually or in the aggregate, has had or would have a Company Material Adverse Effect. In addition, except as set forth in Section 3.1.24 of the Company Disclosure Schedule, and without limiting the foregoing, except as expressly permitted or expressly required by the terms of this Agreement, Company has not had or experienced, since the date of the Company Balance Sheet:

(a)       any issuance of capital stock of Company;

(b)       any declaration, setting aside or payment of any dividend, or other distribution or capital return in respect of any capital stock of Company, or any redemption, repurchase or other acquisition by Company of any Company Shares;

(c)       any sale, assignment, transfer, lease, license or other disposition, or agreement to sell, assign, transfer, lease, license or otherwise dispose of, or lapse or expiration of, any of the fixed assets of Company other than in the ordinary course;

(d)       any acquisition (by merger, consolidation or other combination, or acquisition of stock or assets or otherwise) by Company of any corporation, partnership or other business organization, or any division or assets thereof;

(e)       any material change in any method of financial or Tax accounting or financial or Tax accounting practice used by Company, other than such changes as are required by applicable Tax law, as applicable;

(f)       made or changed any Tax election, filed any amended Tax Return, entered into any closing agreement with any Tax authority, settled any material Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, incurred any liability for Taxes outside the ordinary course of business, failed to pay any Tax that became due and payable (including any estimated Tax payments), prepared or filed any Tax Return in a manner inconsistent with past practice, took any other similar action relating to the filing of any Tax Return or the payment of any Tax, or adopted or changed any Tax accounting method;

(g)       any (i) employment, deferred compensation, severance or similar agreement entered into or amended by Company; (ii) material increase in the compensation payable, or to become payable, by Company to any of its employees, directors, officers or consultants; (iii) payment of or provision for any incentive, stock purchase, profit sharing, deferred compensation, pension, retirement or other similar payment or arrangement to any employee, director, officer or consultant of Company; or (iv) increase in the coverage or benefits available under any benefit plan, payment or arrangement made to, for or with such directors, officers, consultants, employees, agents or other representatives, other than with respect to subparagraphs (i)-(iv) above, unless such increases, payments or provisions are required by applicable law; or

(h)       agreed or committed to do any of the foregoing.

3.1.24       Disclosure. No representation or warranty made by Company in this Agreement or the other Transaction Documents, nor any information in the HD Bio Final Study Report with respect to the Study and the Study Results contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances under which they were made, not misleading. Company has provided to Parent true and complete copies of each document listed in the Company Disclosure Schedule.

3.1.25       Reliance. Company makes the foregoing representations and warranties with the knowledge and expectation that Parent is placing reliance on the representations and warranties.

3.2       Representations and Warranties of Parent and Merger Sub. Except as provided in a correspondingly numbered disclosure schedule delivered by Parent to Company dated as of the date of this Agreement (the “Parent Disclosure Schedule”) (exceptions and disclosures provided in any section of the Parent Disclosure Schedule will apply to any other section of the Parent Disclosure Schedule to the extent the relevance to such other section or sections is reasonably apparent), Parent and Merger Sub, jointly and severally, represent to Company as follows:

3.2.1       Organization; Standing and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Delaware. DanDrit Denmark is organized and validly existing and in good standing under the Danish Act on Limited Companies of the Kingdom of Denmark. Each member of the DanDrit Group has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as currently conducted. Each member of the DanDrit Group is duly qualified to do business in each jurisdiction in which the character of the property owned, leased, or operated by it or the nature of its activities makes such qualification necessary, except in such jurisdictions in which a failure to so qualify would not result, individually or in the aggregate, in a Parent Material Adverse Effect.

3.2.2       Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the performance of each of Parent’s and Merger Sub’s obligations under this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Company and the Majority Stockholder) constitutes a valid and binding obligation of Parent and Merger Sub enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (a) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (b) general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity.

3.2.3       Capitalization.

(a)       The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, with a par value of $0.0001 per share, of which 13,910,894 shares are issued and outstanding as of the date of this Agreement, and (ii) 10,000,000 shares of Parent’s preferred stock, par value $0.0001 per share, none of which are issued and outstanding as of the date of this Agreement. All of the outstanding Parent Common Stock has been duly authorized, validly issued, fully paid, nonassessable and not subject to any preemptive rights or similar rights or Encumbrances under applicable law, Parent’s certificate of incorporation or bylaws, or any agreement to which Parent is a party or by which Parent may be bound. True and complete copies of all instruments describing the rights of all holders of Parent Common Stock have been provided to or made available to Company.

(b)       Parent has reserved zero shares of Parent Common Stock for issuance pursuant to its 2014 Equity Incentive Plan duly adopted by Parent’s board of directors.

(c)       Except as set forth on Section 3.2.3 of the Parent Disclosure Schedule, there are no outstanding options, warrants, calls, convertible promissory notes, equity-linked securities, or rights of any character (including, without limitation, conversion or preemptive rights and rights of first refusal or similar rights) or agreements or commitments, orally or in writing, to purchase or acquire from Parent, or otherwise obligating Parent to issue, any securities of the Parent. There are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

(d)       Except as set forth on Section 3.2.3 of the Parent Disclosure Schedule, Parent does not have outstanding:

(i)       any debt, the holders of which (A) have the right to vote (or are convertible or exercisable into securities having the right to vote) with Parent stockholders on any matter, or (B) are or will become entitled to receive any payment as a result of the execution of this Agreement or the completion of the Transactions; or

(ii)       any restricted stock units, stock appreciation rights, stock performance awards, dividend equivalents, or other stock-based or equity-linked securities of a similar nature.

(e)       There is no agreement or right requiring or otherwise providing for the repurchase or redemption of any shares of Parent Common Stock and Company has not repurchased any shares of Parent Common Stock. Parent does not own or hold the right to acquire any security or interest in any other Person.

3.2.4       SEC Documents; Financial Statements. Parent has filed all reports, schedules, forms, statements and other documents required to be filed by Parent under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the 12 months preceding the date hereof (or such shorter period as Parent was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. None of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Parent and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Parent has received no notices or correspondence from the SEC for the one year preceding the date hereof. To Parent’s knowledge, the SEC has not commenced any enforcement proceedings against Parent or any of its subsidiaries. Parent has satisfied all requisite conditions for the use of Rule 144 in connection with sales of Parent Common Stock under Rule 144(i)(2).

3.2.5       Subsidiaries

(a)       Parent owns at least 97% of the equity interest in DanDrit Biotech A/S, a Danish limited company (“DanDrit Denmark”), organized under the Danish Act on Limited Companies of the Kingdom of Denmark, and all of the share capital of Merger Sub, in each case free and clear of any Encumbrance. Other than as reflected in the previous sentence, Parent does not own or control, directly or indirectly, an interest in any Person and Parent is not a participant in any joint venture, partnership, or limited liability company.

3.2.6       Valid Issuance of Shares. The Common Stock Merger Consideration being issued in accordance with this Agreement (including, without limitation, the Earnout Stock) when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under each Stockholder Agreement and applicable state and federal securities laws. No approval of Parent’s stockholders is required for such issuances. Assuming the accuracy of the representations and warranties of the Majority Stockholder herein and subject to any filings described in Section 3.2.7, the Common Stock Merger Consideration being issued in accordance with this Agreement will be issued in compliance with all applicable federal and state securities laws. The Private Placement Securities have been issued in compliance with all applicable federal, state and Danish securities laws.

3.2.7       Consents, Notices and Approvals. Subject only to the filing of the Certificate of Merger in accordance with the DGCL, the execution and delivery of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation of the Transactions will not cause a Violation, and the Parent has not received written notice that it would be, with the passage of time, in Violation under: (a) any provision of its or Merger Sub’s certificate of incorporation or bylaws; (b) any loan or credit agreement, note, bond, mortgage, indenture, or other agreement or instrument including, without limitation each Material Contract; or (c) permit, concession, franchise, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Parent, Merger Sub or its respective properties or assets. Except as set forth in this Section 3.2.7 or Section 3.2.7 of the Parent Disclosure Schedule, no consent, approval, order, or authorization of, notice to, or registration, qualification, declaration, or filing with or exemption by, any (y) third party or (z) Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation by Parent and Merger Sub of the Transactions other than the Certificate of Merger or any filings under any applicable state securities laws.

3.2.8       Litigation. Except as previously disclosed by Parent to Company in writing (for this purpose, an e-mail shall constitute a writing), there is no claim, action, suit, proceeding, arbitration, complaint, charge, written allegations, administrative action, enforcement or investigation pending or to Parent’s knowledge, currently threatened (a) against Parent or Merger Sub, any of their respective current or prior officers, directors or employees arising in connection with their service or employment with Parent or Merger Sub, or any Parent’s or Merger Sub’s respective property; (b) that questions the validity of any Transaction Document or the right of Parent to enter into them, or to consummate the Transactions, or (c) that would result or reasonably be expected to result, either individually or in the aggregate, in a Parent Material Adverse Effect. Since December 31, 2016, Parent has received no written notice of any investigation pending or, to Parent’s knowledge, threatened against Parent, before any Governmental Entity.

3.2.9       Compliance with Laws and Other Instruments. No member of the DanDrit Group is in violation or default (a) of any provisions of its certificate or articles of incorporation or bylaws or its certificate of formation or operating agreement, (b) of any, judgment, order, writ or decree, or (c) of any provision of federal or state statute, rule or regulation applicable to it, the failure to comply with which would have a Parent Material Adverse Effect. The execution, delivery, and performance of the agreements contemplated by this Agreement and the consummation of the Transactions will not result in a violation or default under any such judgment, order, writ, decree.

3.2.10       Agreements; Actions. Other than with Company, neither the DanDrit Group nor their respective Representatives has engaged, since July 14, 2017, in any discussion with any representative of any Person regarding (i) a sale or exclusive license of all or substantially all of any member of the DanDrit Group’s assets, or (ii) any merger, consolidation, or other business combination transaction of any member of the DanDrit Group with or into another Person.

3.2.11       Tax Returns and Payments.

(a)       Except as disclosed in Section 3.2.11 of the Parent Disclosure Schedule, the DanDrit Group has filed all Returns required to be filed by or with respect to the DanDrit Group, and all such Returns (i) were prepared in material compliance with all applicable laws and (ii) are true, correct, and complete in all material respects, except for such failures to be so prepared in compliance with applicable laws or to be true, correct and complete as would not be reasonably expected to result, individually or in the aggregate, in a Parent Material Adverse Effect. The DanDrit Group is not currently the beneficiary of any extension of time to file any Return that has not been filed.

(b)       The DanDrit Group has paid all Taxes due and payable by the DanDrit Group (whether or not such Taxes were reflected on any Return). Any unpaid Taxes of the DanDrit Group (i) did not, as of the most recent financial statements of Parent, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax liabilities established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of Parent (rather than in any notes to the same) and (ii) will not, as of the Closing Date exceed such amount as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the DanDrit Group in filing their Returns. Since the date of the most recent financial statements of Parent, the DanDrit Group has not incurred any Liability for Taxes, except in the ordinary course of business.

(c)       Reserved.

(d)       The DanDrit Group has (i) collected all sales, use, value added, goods and services, and similar Taxes required to be collected and (ii) remitted all such Taxes collected to the appropriate Governmental Entity in accordance with applicable laws.

(e)       There are no liens for Taxes upon any asset of the DanDrit Group, except for Taxes not yet due and payable. There are no claimed, proposed, or asserted Tax deficiencies or assessments of Tax with respect to the DanDrit Group that have not been fully paid.

(f)       There have been no examinations or audits of any Returns or reports by any applicable federal, state, local or foreign Governmental Entity in the past six months, or, to Parent’s knowledge, since December 31, 2016. There are no Tax Contests pending or being conducted. During the past six months, or, to Parent’s knowledge, since December 31, 2016, the DanDrit Group has not received in writing from any Governmental Entity any (i) written notice indicating an intent to commence any Tax Contest, (ii) written notice of deficiency, proposed adjustment, written notice of assessment, or written notice of lien with respect to Taxes (whether claimed, proposed, asserted, or assessed), or (iii) request for information with respect to Taxes. To the knowledge of Parent, no Governmental Entity in a jurisdiction where the DanDrit Group does not file Returns has made any claim that the DanDrit Group is or may be subject to Tax in that jurisdiction, and the DanDrit Group is not party to any agreement, contract, arrangement, or plan that provides for the reimbursement of excise Taxes under Section 4999 of the Code or any income taxes under the Code or any other state, local or foreign Tax law.

(g)       Parent has delivered to Company true, correct, and complete copies of all (i) federal income tax Returns filed by each member of the DanDrit Group for all Tax periods beginning on or after January 1, 2012 and (ii) correspondence with any Governmental Entity related to Taxes (including revenue agents reports, examination reports, written notices of deficiency, proposed adjustments, written notices of assessment, written notices of liens, rulings, and closing agreements).

(h)       To Parent’s knowledge there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year. To Parent’s knowledge, the DanDrit Group has not received or requested any private letter rulings from the Internal Revenue Service (or any comparable Tax rulings from any other Governmental Entity). The DanDrit Group has accurately filed all Returns for the past two years described in Code Section 6501(c)(8), as applicable, except for such failures to so accurately file such Returns as would not be reasonably expected to result, individually or in the aggregate, in a Parent Material Adverse Effect. No power of attorney is currently in effect with respect to any Taxes or Returns of the DanDrit Group.

(i)       No member of the DanDrit Group is or since December 31, 2016 has ever been a member of any Tax Group (other than a Tax Group of which Parent currently is the common parent). Since December 31, 2016, the DanDrit Group has no liability for Taxes of any other Person (i) as a result of being or ceasing to be a member of any Tax Group (including any Liability under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local, or foreign law) or (ii) arising under contract, by operation of law, by reason of being a successor or transferee, or otherwise. The DanDrit Group is not party to or bound by any contract, agreement, or other arrangement regarding the sharing or allocation of either liability for Taxes or payment of Taxes, other than an agreement the principal purpose of which is the not the sharing or allocation of Taxes.

(j)       Reserved.

(k)       In connection with the consummation of the Transactions, no payment or benefit has been, will be, or may be made or provided under this Agreement, under any arrangement contemplated by this Agreement, either alone or together with any other payments or benefits, constitutes or could constitute a “parachute payment” within the meaning of Code Section 280G(b)(2) (or any comparable provision of state, local, or foreign law). None of the DanDrit Group, Parent, or any Affiliate of Parent will be obligated to pay or reimburse any Person for any Taxes imposed under Code Section 4999 (or any comparable provision of state, local, or foreign law) as a result of the consummation of the Transactions, either alone or in connection with any other event, resulting from an obligation of the DanDrit Group arising prior to the Closing.

(l)       No option to acquire any share of Parent Common Stock is a “nonqualified deferred compensation plan” within the meaning of Code Section 409A(d)(1).

(m)       Each share of Parent Common Stock is property that is “substantially vested” under Code Section 83 and Treasury Regulation Section 1.83-3(b).

(n)       To Parent’s knowledge, since December 31, 2016, the DanDrit Group has not taken any position on a Return that could reasonably be expected to result in an “underpayment” of tax within the meaning of Code Section 6662 (or any comparable provision of state, local, or foreign law). To Parent’s knowledge, since December 31, 2016, the DanDrit Group has not (i) “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3) in any “reportable transaction” or “listed transaction” within the respective meanings of such terms under Code Section 6707A(c) or (ii) entered into or engaged in any other transaction requiring disclosure under a comparable provision of state, local, or foreign law.

(o)       The DanDrit Group has not been either (i) a “distributing corporation” or a “controlled corporation” within the respective meanings of such terms under Code Section 355(a)(1)(A) in a distribution of stock qualifying under Code Section 355(i) in the two years before the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” within the meaning of Code Section 355(e) in conjunction with the Transactions.

(p)       The DanDrit Group is not a “United States real property holding corporation” within the meaning of Code Section 897(c)(2).

(q)       Section 3.2.11(q) of Parent Disclosure Schedule sets forth a true, correct, and complete schedule (i) setting forth each corporation, association, joint venture, partnership, limited liability company or other “business entity” within the meaning of Treasury Regulation Section 301.7701-2(a) in which the DanDrit Group directly or indirectly owns an interest and (ii) identifying (A) the jurisdiction of formation or organization of each such business entity, (B) the classification of each such business entity for U.S. federal income tax purposes, and (C) each such business entity for which an entity classification election under Treasury Regulation Section 301.7701-3(c) has been filed.

(r)       The DanDrit Group does not directly or indirectly own an interest in any (i) “passive foreign investment company” within the meaning of Code Section 1297(a) or (ii) “controlled foreign corporation” within the meaning of Code Section 957(a), other than DanDrit Denmark.

(s)       The DanDrit Group has (i) complied in all respects with the requirements of Code Section 482 and the Treasury Regulations under such Code Sections (and any comparable provision of state, local, or foreign law) and (ii) and properly prepared and maintained all documentation necessary to avoid the imposition of any penalty under Code Section 6662(e) (or any comparable provision of state, local, or foreign law).

(t)       The DanDrit Group is not engaged in or has never been engaged in a trade or business through a “permanent establishment” within the meaning of an applicable income tax treaty in any country other than the country in which each member of the DanDrit Group is formed or organized.

3.2.12       Merger Sub Operations. Merger Sub is wholly owned directly by Parent, was formed solely for the purpose of effectuating the Merger, and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

3.2.13       Reorganization. Neither Parent nor Merger Sub have taken any action, and neither Parent nor Merger Sub has knowledge of any fact, agreement, plan or other circumstance, that will prevent the Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.2.14       D&O Policy. Parent has previously provided to Company (through counsel) a copy of its current D&O policy (“D&O Policy”). Neither Parent nor any of its subsidiaries is in default with respect to its obligations under any such insurance policy. Such policy is in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to such policy and, to the knowledge of Parent, no cancellation or termination of such policy is pending or threatened by the current insurer. All of Parent’s and the Surviving Corporation’s officers and directors (including those who shall assume such positions in accordance with this Agreement and/or the other Transaction Documents) shall be covered by the D&O Policy, which shall be amended, as appropriate, prior to Closing to accommodate such new officers and directors.

3.2.15       Disclosure. No representation or warranty made by any member of the DanDrit Group in this Agreement or the other Transaction Documents contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, in light of the circumstances under which they were made, not misleading. Each member of the DanDrit Group has made available to Company or its counsel each document listed in the Parent Disclosure Schedule.

3.2.16       Reliance. Parent and Merger Sub make the foregoing representations and warranties with the knowledge and expectation that Company is placing reliance on the representations and warranties.

3.3       Representations and Warranties with respect to Majority Stockholder. Majority Stockholder represents to Parent, with respect to such Stockholder and not with respect to any other Stockholder, as follows:

3.3.1       Organization, Standing, and Power.

(a)       Majority Stockholder is a California limited liability company duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite power and authority to own, lease, and operate its properties and to carry on its business as currently conducted, including as a stockholder of Company.

3.3.2       Authority.

(a)       Majority Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by Majority Stockholder of this Agreement and any other Transaction Document to which Majority Stockholder is a party and the performance of Majority Stockholder’s obligations under this Agreement and the other Transaction Documents to which Majority Stockholder is a party have been duly and validly authorized by all necessary action on the part of Majority Stockholder and no other action on the part of Majority Stockholder, or its members or manager, are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by Majority Stockholder and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Majority Stockholder enforceable in accordance with its terms, except to the extent that enforceability may be limited by the effect of (a) any applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally, and (b) general equitable principles, regardless of whether enforceability is considered in a Proceeding at law or in equity.

(b)       The members and manager of Majority Stockholder have, either by written consent or at a meeting duly called, unanimously approved and declared advisable this Agreement and the Transactions.

(c)       The execution and delivery of this Agreement and compliance with the provisions of this Agreement do not and will not conflict with, or result in any material violation or breach of, or default (with or without notice) under, any provision of (i) the organization or other governing documents of Majority Stockholder, (ii) any (A) applicable statute, law, ordinance, rule or regulation or (B) judgment, order or decree, in each case, applicable to Majority Stockholder or its properties or assets, or (iii) any agreement or instrument to which Majority Stockholder is a party or by which Majority Stockholder’s assets are bound.

(d)       The Company Shares held by Majority Stockholder are free and clear of any Encumbrances and to the knowledge of Majority Stockholder, the Company Shares held by the other Stockholders are free and clear of any Encumbrances.

(e)       There is no agreement or right requiring or otherwise providing for the repurchase or redemption of any Company Shares held by Majority Stockholder and Company has not repurchased any Company Shares held by Majority Stockholder.

(f)       Majority Stockholder has not granted options or other rights to purchase any Company Shares from Majority Stockholder.

3.3.3       Full Information and Expertise .

(a)       Majority Stockholder has received and reviewed a copy of each Transaction Document (including each of the schedules and exhibits referred to herein and therein), and has had an opportunity to ask questions and receive answers concerning the terms and conditions of the Transaction Documents. Majority Stockholder acknowledges that it has adequate information concerning the business and financial condition of Parent to make an informed and adequate decision regarding the Transactions independently and without reliance on Parent and it has made its own analysis and decision to be bound under the Transaction Documents. Majority Stockholder has consulted with its own legal counsel and financial advisors regarding the Transaction Documents.

(b)       Majority Stockholder acknowledges that the investment in Parent is intended to be exempt from registration under the Securities Act by virtue of Section 4(a)(2) thereof. Majority Stockholder has the financial ability to bear the economic risk of this investment. Majority Stockholder is acquiring the Common Stock Merger Consideration for its own account, for investment and not with a view to or for resale in connection with any distribution of the Common Stock Merger Consideration in violation of applicable laws.

(c)       Majority Stockholder has such knowledge and experience in financial and business matters as is necessary in order to evaluate the merits and risks of an investment in the Common Stock Merger Consideration.

(d)       Majority Stockholder acknowledges that the Common Stock Merger Consideration has not been registered under the Securities Act and the rules promulgated thereunder, or registered or qualified under the securities laws of any state and that Majority Stockholder may not sell, pledge, offer for sale, hypothecate, transfer or otherwise dispose of the Common Stock Merger Consideration unless such shares are subsequently registered under the Securities Act and registered or qualified under applicable state securities laws, or unless an exemption is available which permits such sale, transfer or other disposition without such registration and qualification.

ARTICLE IV
COVENANTS OF COMPANY AND MAJORITY STOCKHOLDER

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Company agrees (except as expressly contemplated by this Agreement, or with Parent’s prior written consent, which will not be unreasonably withheld, conditioned, or delayed) as follows:

4.1       Conduct of Business.

4.1.1       Ordinary Course. Company will carry on its business in the ordinary course consistent with past practice, will continue to observe its obligations to comply with the requirements of all applicable laws and regulations, and will use commercially reasonable efforts to (i) preserve intact its present business organization and its assets, (ii) keep available the services of its officers, consultants, and employees, (iii) maintain and preserve the goodwill and relationships with manufacturers, customers, suppliers, contractors, distributors, and others having business relationships with it and (iv) maintain its books, records and financials in accordance with GAAP. Company will promptly notify Parent of any event or occurrence not in the ordinary course of business of Company that would result, or could reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. Without limiting the above, Company will not:

(a)       except as required under applicable law or the terms of any agreement existing as of the date of this Agreement as disclosed in the Company Disclosure Schedule, (i) increase the compensation or benefits of any of the current or former directors, officers, or employees of Company (collectively, “Employees”), (ii) establish or amend any Plan, (iii) terminate the employment of any Employee (other than due to terminations for cause) without the prior written approval of Parent (which approval will not be unreasonably withheld, delayed, or conditioned) or (iv) grant any severance or termination pay to any Employee, other than to certain Key Employees and subject to Parent’s prior written consent, which will not be unreasonably withheld, conditioned, or delayed, in Company’s ordinary course of business and consistent with past practices;

(b)       assign, transfer, dispose of, or license ownership of Company IP Rights or any other assets;

(c)       abandon or permit to lapse any Company IP Rights;

(d)       disclose any of Company’s Trade Secrets to any third party, other than pursuant to confidentiality agreements and with the prior written consent of Parent;

(e)       declare, set aside, or pay any distribution with respect to any Company Shares, or repurchase, redeem, or acquire any outstanding Company Shares or other ownership interests in Company, or otherwise change the capitalization of Company in any manner from the way it existed on the date of this Agreement;

(f)       amend the Charter Documents;

(g)       other than the Promissory Note or as set forth in subsection (k) below incur, assume, or guarantee any indebtedness for borrowed money;

(h)       commence a lawsuit, or settle, compromise, or otherwise terminate any litigation, claim, investigation, or other settlement negotiation;

(i)       extend an offer of employment to a candidate without prior approval of Parent (which approval will not be unreasonably withheld, delayed, or conditioned);

(j)       enter into any joint venture, partnership, limited liability company, or operating agreement with any Person;

(k)       enter into any Material Contract or breach, modify, amend, or terminate any of Company’s Material Contracts (including insurance policies covering Company’s properties or assets), or waive, release, or assign any rights or claims under any of Company’s Material Contracts, except as expressly required or permitted by this Agreement;

(l)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

(m)       acquire or dispose of capital stock of any third party or merge or consolidate with any third party;

(n)       issue any equity not contemplated by this Agreement;

(o)       except as required or permitted under this Agreement, knowingly take any action that would or is reasonably likely to (i) make any representation or warranty of Company contained in this Agreement inaccurate, (ii) result in any of the conditions in Article VII not being satisfied, or (iii) impair the ability of Company to consummate the Transactions in accordance with the terms of this Agreement;

(p)       make expenditures that would cause the Company Expenses Amount to exceed $350,000 at Closing; or

(q)       authorize, commit, or agree to take any of the foregoing actions except as otherwise permitted by this Agreement.

4.1.2       Exclusivity; Acquisition Proposals.

(a)       During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, each of Company and the Majority Stockholder shall not, and shall not authorize or permit any Company Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate or knowingly induce the making of, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions. Each of Company and each Stockholder shall, and shall cause its respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent, Merger Sub and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to Company in connection with an Acquisition Proposal and request from each Person (other than Parent, Merger Sub and their respective Representatives) the prompt return or destruction of all non-public information with respect to Company or any Stockholder previously provided to such Person in connection with an Acquisition Proposal. If any Representative takes any action that Company is obligated pursuant to this Section 4.1.2 not to authorize or permit such Representative to take, then each of Company and Majority Stockholder shall be deemed for all purposes of this Agreement to have breached this Section 4.1.2.

(b)       Company shall promptly (but in any event within 12 hours) notify Parent in writing after receipt by it (or, after it gains knowledge of such receipt by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to Company or for access to any of the properties, books or records of Company by any Person or Persons other than Parent, Merger Sub and their respective Representatives that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal and (2) the identity of the Person making any such Acquisition Proposal.

4.2       Breach of Representations and Warranties; Notification; Access to Information.

4.2.1       Cooperation. From the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, Company will (i) confer with Parent and its Representatives, at such times as they may request, about operational and integration matters to the extent permitted by law, (ii) in the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a material breach of any of the representations and warranties in Section 3.1, give detailed written notice to Parent and use commercially reasonable efforts to prevent or promptly remedy such breach or inaccuracy, and (iii) promptly notify Parent of any change in the normal course of any business, operations, or financial condition of Company or its assets or properties, or any emergency related to the same.

4.2.2       Access to Information. Company will, subject to applicable law, afford Parent and its Representatives reasonable access during normal business hours during the period before the Closing to all information concerning the business, properties, and personnel of Company, as Parent may reasonably request that is necessary to complete the Transactions and prepare for an orderly transition of operations after the Closing.

4.3       Consents and Notices. Company will use its best efforts, and the Majority Stockholder will cooperate with Parent and Company, to promptly (a) apply for or otherwise seek, and use best efforts to obtain, all consents included in Section 3.1.4 of the Company Disclosure Schedule (if any), (b) provide all notices included in Section 3.1.4 of the Company Disclosure Schedule (if any), and (c) make all filings required with respect to Company for the consummation of the Transactions (if any).

4.4       Written Consent. Company shall use best efforts to cause its Stockholders to execute and deliver the Written Consent prior to the Stockholder Approval Delivery Deadline.

4.5       Commercially Reasonable Efforts. Company will use commercially reasonable efforts to effect the Merger and the other Transactions applicable to such Party, including the satisfaction of the respective conditions set forth in Article VII, applicable to Company, and including to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other Transactions applicable to Company (including making all filings (if any), giving all notices (if any) required to be made and given by Company in connection with the Transactions and using commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law, contract or otherwise) by such Party in connection with the Transactions).

4.6       Pre-Closing Tax Matters.

4.6.1       Returns Filed. Company will (i) timely file all Returns required to be filed by or with respect to Company with a due date (including any applicable extensions) on or prior to the Closing Date and (ii) timely pay all Taxes shown as due on such Returns. Company will provide all income tax Returns to Parent for review and approval (which approval will not be unreasonably withheld, delayed, or conditioned) at least fifteen (15) days prior to the due date for such Returns (including any applicable extensions).

(a)       Prior to the Closing Date, Company will (i) promptly notify Parent if Company receives from any Governmental Entity any (A) notice indicating an intent to commence any Tax Contest, (B) notice of deficiency, proposed adjustment, notice of assessment, or notice of lien with respect to Taxes (whether claimed, proposed, asserted, or assessed, but excluding any lien for Taxes not yet due and payable), or (C) request for information with respect to Taxes, (ii) promptly provide Parent a written description of such matter in reasonable detail (including a copy of any materials received from the Governmental Entity), and (iii) take no action with respect to such matter without the prior written consent of Parent, which consent will not be unreasonably withheld, delayed, or conditioned.

(b)       Prior to the Closing Date, Company will not, without the prior written consent of Parent (which consent will not be unreasonably withheld, delayed, or conditioned), (i) amend any previously filed Return of Company, (ii) incur any Liability for Taxes, except in the ordinary course of business, (iii) make, revoke, or change any Tax election of Company, (iv) adopt or change any Tax accounting method or Tax accounting practice of Company, (v) enter into any agreement to extend or waive the statutory period of limitations for the assessment or collection of any Tax, (vi) enter into any settlement, agreement, or consent with respect to any claimed, proposed, or asserted Tax deficiency or assessment of Tax, or (vii) settle, adjust, or compromise any Tax Contest.

4.6.2       No Tax Agreements. All contracts, agreements, or other arrangements regarding the sharing or allocation of either Liability for Taxes or payment of Taxes to which Company is a party or by which Company is bound will be terminated as of the Closing Date (and will have no further effect for any Tax period), other than an agreement the principal purpose of which is not the sharing or allocation of Taxes.

4.7       Deliveries. Company will deliver to Parent electronic copies of all minute books of Company at the Closing and physical copies of all minute books of Company within a reasonable time after Closing.

4.8       Supplements to Disclosure Schedules. From time to time before the Closing, Company and each Stockholder will promptly supplement or amend the Company Disclosure Schedule with respect to any matter, condition, or occurrence arising, which if existing or occurring at the date of this Agreement would have been required to be included in such respective Disclosure Schedules. No supplement or amendment will (a) cure any breach of any representation or warranty made in this Agreement for the purpose of determining satisfaction of the closing conditions in Article VII or (b) be taken into account for purposes of determining indemnification obligations in Article VIII. No amendment or supplement to such respective Disclosure Schedules will be permitted without the written consent of Parent.

ARTICLE V
COVENANTS OF PARENT AND MERGER SUB

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Parent and Merger Sub agree (except as expressly contemplated by this Agreement or with Company’s prior written consent, which will not be unreasonably withheld) that:

5.1       Conduct of Business.

5.1.1 Ordinary Course. Each of Parent and DanDrit Denmark will carry on its business in the ordinary course consistent with past praEach of Parent and DanDrit Denmark will carry on its business in the ordinaryctice, will continue to observe its obligations to comply with the requirements of all applicable laws and regulations, and will use commercially reasonable efforts to (i) preserve intact its present business organization and its assets, (ii) keep available the services of its officers, consultants, and employees, (iii) maintain and preserve the goodwill and relationships with manufacturers, customers, suppliers, contractors, distributors, and others having business relationships with it and (iv) maintain its books, records and financials in accordance with GAAP. Parent will promptly notify Majority Stockholder of any event or occurrence not in the ordinary course of business of Parent or DanDrit Denmark that would result, or could reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect. Without limiting the above, neither Parent nor DanDrit Denmark will, without the Majority Stockholder’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed:

(a)       except as required under applicable law or the terms of any agreement existing as of the date of this Agreement as disclosed in the Parent Disclosure Schedule, (i) increase the compensation or benefits of any of the current or former directors, officers, or employees of Parent or DanDrit Denmark (collectively, “Parent Employees”), (ii) establish or amend any Plan, (iii) terminate the employment of any Parent Employee (other than due to terminations for cause) or (iv) grant any severance or termination pay to any Parent Employee, other than in Parent’s ordinary course of business and consistent with past practices;

(b)       disclose any of Parent’s or DanDrit Denmark’s Trade Secrets to any third party, other than pursuant to confidentiality agreements;

(c)       declare, set aside, or pay any distribution with respect to any Parent Common Stock, or repurchase, redeem, or acquire any outstanding Parent Common Stock or other ownership interests in Parent, or otherwise change the capitalization of Parent in any manner from the way it existed on the date of this Agreement;

(d)       amend the certificate of incorporation, bylaws or comparable charter or governance documents of Parent or DanDrit Denmark;

(e)       other than as set forth in subsection (j) below incur, assume, or guarantee any indebtedness for borrowed money;

(f)       commence a lawsuit, or settle, compromise, or otherwise terminate any litigation, claim, investigation, or other settlement negotiation;

(g)       extend an offer of employment to a candidate;

(h)       enter into any joint venture, partnership, limited liability company, or operating agreement with any Person;

(i)       enter into any material contract or breach, modify, amend, or terminate any of Parent’s or DanDrit Denmark’s material contracts (including insurance policies covering their respective properties or assets), or waive, release, or assign any rights or claims under any of Parent’s or DanDrit Denmark’s material contracts, except as expressly required or permitted by this Agreement;

(j)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization;

(k)       acquire or dispose of capital stock of any third party or merge or consolidate with any third party;

(l)       except as required or permitted under this Agreement, knowingly take any action that would or is reasonably likely to (i) make any representation or warranty of Parent or DanDrit Denmark contained in this Agreement inaccurate, (ii) result in any of the conditions in Article VII not being satisfied, or (iii) impair the ability of Parent or DanDrit Denmark to consummate the Transactions in accordance with the terms of this Agreement; or

(m)       authorize, commit, or agree to take any of the foregoing actions except as otherwise permitted by this Agreement.

5.1.2       Exclusivity; Acquisition Proposals.

(a)       During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, Parent shall not, and shall not authorize or permit any Parent or DanDrit Denmark Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate or knowingly induce the making of, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Parent stockholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions. Each of Parent and DanDrit Denmark shall, and shall cause its respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Company, the Majority Stockholder and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Parent or DanDrit Denmark in connection with an Acquisition Proposal and request from each Person (other than Company, the Majority Stockholder and their respective Representatives) the prompt return or destruction of all non-public information with respect to the Parent or DanDrit Denmark previously provided to such Person in connection with an Acquisition Proposal. If any Representative takes any action that Parent or DanDrit Denmark is obligated pursuant to this Section 5.1.2 not to authorize or permit such Representative to take, then each of Parent and DanDrit Denmark shall be deemed for all purposes of this Agreement to have breached this Section 5.1.2.

(b)       Notwithstanding anything to the contrary in Section 5.1.2(a), if (i) Parent receives an unsolicited bona fide written Acquisition Proposal from a Person which was made on or after the date of this Agreement and did not result from any breach of this Section 5.1.2, and (ii) the Parent’s Board of Directors determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable law, then Parent may (A) furnish information with respect to Parent and its subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that Parent will not, and will not permit its subsidiaries or its or their Representatives to, furnish any information or enter into, maintain or participate in any such discussions or negotiations except pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement (except for any changes specifically necessary in order for Parent to be able to comply with its obligations under this Agreement and the inclusion of a customary standstill provision); provided, further, however, that Parent shall provide (or provide access) to Majority Stockholder and Company the information, including the properties, assets, books, records and other information of Parent and its subsidiaries, as provided to such Person, and that was not previously provided to Majority Stockholder, at or prior to the time such information or data is provided to such Person.

(c) Each of Parent and DanDrit Denmark shall promptly (but in any event within 12 hours) notify Majority Stockholder in writing after receipt by it (or, after it gains knowledge of such receipt by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to Parent or for access to any of the properties, books or records of Parent or DanDrit Denmark by any Person or Persons other than the Company, the Majority Stockholder and their respective Representatives that would reasonably be expected to lead to an Acquisition Proposal. Such notice shall describe (1) the material terms and conditions of such Acquisition Proposal and (2) the identity of the Person making any such Acquisition Proposal.

5.2       Breach of Representations and Warranties; Notification; Access to Information.

5.2.1       Cooperation. From the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement in accordance with Article X, Parent will (i) confer with Company, the Majority Stockholder and their Representatives, at such times as they may request, about operations and integration matters to the extent permitted by law, (ii) in the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause or constitute a breach of any of the representations and warranties in Section 3.2, Parent will give detailed written notice to Company and will use commercially reasonable efforts to prevent or promptly remedy such breach or inaccuracy and (iii) promptly notify Majority Stockholder of any change in the normal course of any business, operations, or financial condition of Parent or DanDrit Denmark or their respective assets or properties, or any emergency related to the same.

5.2.2       Access to Information. Parent will, subject to applicable law, afford Company and the Majority Stockholder and their respective Representatives reasonable access during normal business hours during the period before the Closing to all information concerning the business, properties, and personnel of Parent and DanDrit Denmark, as Company and the Majority Stockholder may reasonably request that is necessary to complete the Transactions and prepare for an orderly transition of operations after the Closing.

5.3       Consents and Notices. Parent will use its best efforts, and the cooperate with Company and the Majority Stockholder, to promptly (a) apply for or otherwise seek, and use best efforts to obtain, all consents included in Section 3.2.7 of the Parent Disclosure Schedule (if any), (b) provide all notices included in Section 3.2.7 of the Parent Disclosure Schedule (if any), and (c) make all filings required with respect to Parent and/or Merger Sub for the consummation of the Transactions (if any).

5.4       Obligation to Make Merger Effective and Merger Sub’s Stockholder Consent. Parent will cause Merger Sub to take all legally permitted actions necessary on its part to carry out the Transactions. Parent, as the sole stockholder of Merger Sub, will consent in writing to the adoption of this Agreement and the approval of the Merger in accordance with applicable law by executing and delivering the Parent Written Consent immediately following the execution of this Agreement.

5.5       Commercially Reasonable Best Efforts. Parent will use commercially reasonable efforts to effect the Transactions and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement, including the satisfaction of the respective conditions set forth in Article VII, applicable to Parent, and including to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary for effecting completely the consummation of the Merger and the other Transactions applicable to Parent and Merger Sub (including making all filings (if any), giving all notices (if any) required to be made and given by Parent and/or Merger Sub in connection with the Transactions and using commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law, contract or otherwise) by such Party in connection with the Transactions).

5.6       Supplements to Disclosure Schedules. From time to time before the Closing, Parent will promptly supplement or amend the Parent Disclosure Schedule with respect to any matter, condition, or occurrence arising, which if existing or occurring at the date of this Agreement would have been required to be included in such respective Disclosure Schedules. No supplement or amendment will (a) cure any breach of any representation or warranty made in this Agreement for the purpose of determining satisfaction of the closing conditions in Article VIII or (b) be taken into account for purposes of determining indemnification obligations in Article VIII. No amendment or supplement to such respective Disclosure Schedules will be permitted without the written consent of Majority Stockholder.

ARTICLE VI
ADDITIONAL AGREEMENTS

Parent and Company each agree to take the following actions after the execution of this Agreement:

6.1 Confidentiality Agreement. Company and Parent agree that the Mutual Non-Disclosure Agreement dated June 2, 2017 by and between Company and Parent (“Confidentiality Agreement”) will continue in full force and effect and will be applicable to all “Confidential Information” (as such term is defined in the Confidentiality Agreement) exchanged in connection with this Agreement and the Transactions.

6.2 Expenses. Except as otherwise provided in this Agreement or in that certain “Summary of Terms for the Acquisition of Enochian by DanDrit” entered into on July 14, 2017 by and among Majority Stockholder, Company and Parent, as amended on January 10, 2018, all open costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such cost or expense. Notwithstanding anything in the immediately preceding sentence to the contrary, Parent reaffirms and covenants that until the earlier to occur of Closing or termination of this Agreement, Parent shall continue to advance to Company on a monthly basis the Monthly Payment contemplated by the Term Sheet, as amended, or pay such costs directly.

6.3 Further Assurances. Prior to Closing, Parent, Merger Sub and Company, as applicable, shall sign and deliver any documents and instruments and take any further action that is reasonably necessary or desirable to effect the Closing and to carry out the purposes of this Agreement. If, at any time after the Closing, any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of Company, then the officers and directors of Parent and the Surviving Corporation are fully authorized, in the name and on behalf of Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

6.4 Public Announcements. No Party will issue or cause the publication of any press release or other similar public announcement with respect to the Study, Study Results, this Agreement or the Transactions without the prior written consent of Parent, except to the extent that such disclosure is upon advice of counsel required by law, in which case the Party making such determination will, if practicable under the circumstances, use reasonable efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance; and provided further that any release issued by or on behalf of either Party regarding the consummation of the Transactions will not disclose any economic terms of the Transactions. Unless required to be disclosed by law, the Common Stock Merger Consideration (and any adjustments to the same) will be kept confidential. Nothing in this Agreement will prevent Parent or Company at any time from furnishing any information to any Governmental Entity or from issuing any release as required by law, including, without limitation, the rules of any market or exchange or the SEC.

6.5 Employee Matters.

6.5.1 Continuing Employees. Parent will continue to employ or cause Company/Surviving Corporation to continue to employ each employee who is employed by Company at the Closing Date and set forth in Section 3.1.9 of the Company Disclosure Schedule (each a “Continuing Employee”) at a level of base salary and hourly wages and overall compensation and benefits substantially similar as provided to the Continuing Employees by Company immediately prior to the Closing Date, provided that after Closing, Parent may terminate a Continuing Employee, or change the terms of employment, including compensation and benefits, for any Continuing Employee at any time in its sole discretion.

(a) Subject to Section 6.5.1(c), Parent may provide the Continuing Employees with benefits under the Parent’s employee benefit plans on substantially the same basis, in the aggregate, as those provided to similarly situated employees of Parent. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual) under any Parent employee benefit plan (other than a defined benefit plan) and to the extent permitted by applicable law, Parent will provide that the Continuing Employees will receive service credit under each Parent employee benefit plan (other than a defined benefit plan) for their period of service with Company and predecessors prior to the Closing, except where doing so would cause a duplication of benefits. Parent will waive all waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any medical, dental and vision plans that such employees may be eligible to participate in after the Closing Date.

(b) Upon Closing, Company will cooperate with regard to the recruitment and hiring of its employees by Parent or continuing employment with Company. Company will use commercially reasonable efforts to assist Parent with its recruitment efforts.

(c) Company and Parent will cooperate with each other to develop appropriate communications to Company employees regarding the Transactions and a transition plan in contemplation of Closing, including delivering other notices to Continuing Employees as requested by Parent; provided, however, Parent will not contact or deliver notices or documents to Continuing Employees prior to Closing without the express permission of Company.

6.5.2 Employee Plans.

(a) At Parent’s request and immediately before the Closing, Company will terminate or cause to be terminated any or all of the Plans included in Section 3.1.10 of the Company Disclosure Schedule that are intended to be qualified within the meaning of Code Section 401(a) and any or all Plans included in Section 3.1.10 that are welfare benefit plans under ERISA, if any, with such termination to be effective at or before the Closing.

6.6 Resignations. Company will cause to be delivered to Parent on or prior to the Closing Date the resignations of all of the officers and directors of Company, such resignations to be effective concurrently with the Closing, including statements from such directors and executive officers to the effect that all salaries, pensions, bonuses, exit payments or similar contractual obligations of Company have been settled prior to Closing.

6.7 Indemnification of the Company Board and Officers. From and after the Effective Time for a period of not less than six years after the Closing Date, Parent will cause Surviving Corporation’s certificate of incorporation and bylaws to contain provisions with respect to indemnification, exculpation and the advancement of expenses, covering acts and omissions of current or former directors and officers of Company, in each case in their capacities as directors or officers of Company, occurring at or prior to the Effective Time, that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Charter Document as in effect as of the date hereof, and, during such six-year period, except as required by applicable law, such provisions shall not be repealed, amended or otherwise modified in any manner that adversely affects the rights of the Indemnified Persons thereunder. Parent shall cause all designees of Company or Majority Stockholder serving as directors or officers of Parent and the Surviving Corporation to be covered under the D&O Policy, in the same manner as the other officers and directors of Parent and the Surviving Corporation, and in connection therewith, Parent agrees to discuss with all parties, including all such director designees, potential changes in such D&O Policy, to be made effective as of the Closing, as are mutually acceptable to all parties.

6.8 Post-Closing Tax Matters.

6.8.1 Returns Filed. Following the Closing, Parent will prepare and timely file, or cause to be prepared and timely filed, any Return with respect to a Pre-Closing Tax Period with a due date (including any applicable extensions) after the Closing Date (including any Returns with respect to a Straddle Period). Such Returns will be prepared in a manner consistent with past practice, except to the extent counsel for Parent determines is otherwise required under applicable law. Parent will provide all such Returns that are income tax Returns to the Majority Stockholder for review at least fifteen (15) days prior to the due date for such Returns (including any applicable extensions), and Parent will reasonably and in good faith consider any comments made by the Majority Stockholder with respect to such Returns.

6.8.2 Tax Cooperation. Each of Parent, Company, the Surviving Corporation and the Majority Stockholder will cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Returns and any Tax Contest with respect to Pre-Closing Tax Periods.

6.8.3 No Amendments. Following the Closing Date, Parent will not amend or cause to be amended any Tax Return, make or change any Tax election, agree to the extension or waiver of the statute of limitations period or take any other action that has the effect of extending the period of assessment or collection, initiate discussions or examinations with any Governmental Entity, or make any voluntary disclosures, in each case with respect to Taxes of the Company that relates to a Pre-Closing Tax Period, and in each case except (i) as required by applicable law, or (ii) with the consent of the Majority Stockholder, which consent will not be unreasonably withheld, delayed, or conditioned.

6.8.4 Transfer Taxes. All transfer, excise, ad valorem, documentary, sales, use, stamp, recording, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) (collectively, “Transfer Taxes”) shall be borne and paid 50% by the Majority Stockholder, on one hand, and 50% by Parent, on the other hand when due.

6.9 Stockholder Litigation. Each Party shall provide the other Party prompt oral notice (but in any event within twenty-four (24) hours) of any litigation brought or threatened by any stockholder of that Party against such Party, or any of their respective directors or officers relating to the Merger, this Agreement or any of the Transactions. Company shall give Parent the opportunity to participate in the defense, prosecution, or settlement of any such litigation and Company shall not offer to settle any such litigation, nor shall any such settlement be agreed to without Parent’s prior written consent.

6.10 Efforts to Consummate; Regulatory Matters and Approvals.

6.10.1 Defense of Proceedings. Except as otherwise provided in this Agreement, each of the Parties agrees to use its commercially reasonable efforts to defend against any Proceedings challenging this Agreement or the consummation of the Transactions, seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity that is not yet final and nonappealable vacated or reversed, and executing any additional instruments reasonably requested by another Party (without cost or expense to the executing party) necessary to carry out the Transactions and to fully carry out the purposes of this Agreement.

6.11 Securities Laws Compliance. Parent covenants to take all actions, make all filings and transmit all documents required under all federal and state securities laws and regulations with respect to the transactions contemplated by this Agreement, the Transaction Documents and all related agreements.

6.12 License-Back of IP. The parties agree to discuss in good faith entering into arrangements providing for a license-back of all technology and intellectual property to Dr. Gumrukcu for therapeutic purposes in his private practice.

ARTICLE VII
CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each Party to consummate the Transactions are subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or before Closing, of each of the following conditions:

7.1.1 Consents. Other than filing the Certificate of Merger with the Secretary of State of the State of Delaware, each Governmental Consent listed on Section 3.1.4 (if any) of the Company Disclosure Schedule will have been obtained or provided, other than such Governmental Consents (a) as Parent and Company agree Company will not seek to obtain, or (b) the failure of which to obtain would not result, or reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect or as a result of the Transactions, a Parent Material Adverse Effect.

7.1.2 No Order. No Governmental Entity of competent jurisdiction will have enacted, issued, promulgated, enforced, or entered any statute, rule, regulation, executive order, decree, injunction, or other order (whether temporary, preliminary, or permanent) that (a) is in effect and (b) has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (which illegality or prohibition would have a Company Material Adverse Effect if the Transactions were consummated).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions are further subject to the satisfaction or waiver at or before Closing of each of the following conditions:

7.2.1 Representations and Warranties of Company. The representations and warranties of Company in this Agreement will be true and correct in all material respects (except for the representation in Section 3.1.2 (Capital Structure), which will be true and correct in all respects) on the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent any representation or warranty of Company speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date; it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” in such representations and warranties will be disregarded. Parent will have received a certificate with respect to the foregoing signed on behalf of Company by the Chief Executive Officer of Company.

7.2.2 Representations and Warranties of Majority Stockholder. The representations and warranties of Majority Stockholder in this Agreement will be true and correct in all respects on the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent any representation or warranty of Company speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date; it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” in such representations and warranties will be disregarded. Parent will have received a certificate with respect to the foregoing signed on behalf of Majority Stockholder with respect to the representations and warranties made by the Majority Stockholder by its Manager.

7.2.3 Written Consent and Stockholder Agreements. Company will have delivered or caused to be delivered to Parent: (a) a copy of the Written Consent executed by the Majority Stockholder; and (b) duly executed copies of the following agreements signed by the Majority Stockholder: (i) the Investor Rights Agreement in substantially the form attached to this Agreement as Exhibit 7.2.3(b)(i) (the “Investor Rights Agreement”) and (ii) the Standstill and Lock-up Agreement in the form attached to this Agreement as Exhibit 7.2.3(b)(ii) (the “Standstill & Lock-Up Agreement”, and together with the Investor Rights Agreement, the “Stockholder Agreements” and each, a “Stockholder Agreement”), in each case, with such completions and modifications as are mutually acceptable to all parties, it being understood that the parties have not yet reviewed and approved such forms.

7.2.4 Authorization. Parent will have received from Majority Stockholder written evidence that the execution, delivery and performance of Majority Stockholder’s obligations under this Agreement have been duly and validly approved and authorized by Majority Stockholder. Parent will have received a certificate to that effect signed on behalf of Majority Stockholder by an authorized officer of Majority Stockholder.

7.2.5 Performance of Obligations of Company. Company will have performed in all material respects all agreements and covenants required to be performed by it under this Agreement before the Closing Date, and Parent will have received a certificate to that effect signed on behalf of Company by the Chief Executive Officer of Company.

7.2.6 No Company Material Adverse Effect. From the date of this Agreement until the Closing Date, there will have been no Company Material Adverse Effect.

7.2.7 Legal Action. Since the date of this Agreement, there will not be pending or threatened any Proceeding (a) challenging or seeking to restrain or prohibit the consummation of the Transactions, or seeking to obtain any material damages, or any award of attorney fees in connection with the Transactions; or (b) seeking to prohibit or impose any material limitations on Parent’s ownership or operation of all or any portion of Company’s business or to compel Parent to dispose of or hold separate all or any material portion of the assets of Company as a result of the Transactions.

7.2.8 Resignations. Parent will have received the resignations of all of the officers and directors of Company listed in Schedule 7.2.8.

7.2.9 Required Consents and Notices. Parent will have received duly executed copies of all third-party consents, assignments, waivers, authorizations, or other certificates listed in Section 3.1.4 of the Company Disclosure Schedule (if any). Company will provide Parent with evidence that Company has delivered the notices listed in Section 3.1.4 of the Company Disclosure Schedule (if any).

7.2.10 License Agreement. Company will have executed with the Majority Stockholder a License Agreement (the “License”) providing for (a) a perpetual, fully paid-up, royalty-free, sublicensable, and sole and exclusive (including to the exclusion of the Majority Stockholder) worldwide license from the Majority Stockholder to the Company under all Intellectual Property Rights of the Majority Stockholder in the Field (defined below) to research, develop, use, sell, have sold, make, have made, offer for sale, import and otherwise commercialize Products and to otherwise use and practice the Intellectual Property and Technology of the Majority Stockholder solely in the Field worldwide; (b) a nonexclusive license from Company to the Majority Stockholder to use the Study Results, at the Majority Stockholder’s own expense, to prosecute patents and the Majority Stockholder will own the resulting patent applications and patents and all Intellectual Property Rights in those patent applications and patents, and (c) a perpetual, fully paid-up, royalty-free, sublicensable, and sole and exclusive (including to the exclusion of the Majority Stockholder) worldwide license from the Majority Stockholder to the Company (which will be part of the License described in (a) above) to use such patent applications and patents solely in the Field, and to make, have made, use, sell, offer to sell and import inventions claimed in such patent applications and patents solely in the Field.

7.2.11 Study Results. The Majority Stockholder will have irrevocably assigned to Company all rights, title and interest in the Study Results to the extent within the Field and all inventions, improvements or discoveries made or reduced to practice in the performance of the Study to the extent within the Field (including all Intellectual Property therein). “Study Results” means all results, data, records, work product, laboratory notes and copies thereof and all Intellectual Property and Intellectual Property Rights therein, resulting from or connected with the experimental studies with syngeneic and humanized mice models (“Study”).

7.2.12 Deliveries. Company will have made the deliveries required by Section 4.7.

7.2.13 FIRPTA Certificate. Company will have delivered to Parent a duly authorized and executed non-foreign affidavit of the Company or each Stockholder in substantially the forms attached to this Agreement as Exhibit 7.2.13 certifying that each Stockholder is not a “foreign person”as defined in Section 1445 of the Code, substantially in the form of Exhibit 7.2.21, with such additions, deletions, amendments, modifications, changes and completions as are mutually acceptable to all parties, it being understood that the Company and the Stockholders have not yet reviewed and approved such form.

7.2.14 Stock Certificates. Company will have delivered or caused to be delivered to Parent all Certificates (duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer), or duly executed affidavits of loss for any lost Certificates that are surrendered to Company by each Stockholder prior to the Closing in accordance with Section 2.3.

7.2.15 Payoff Letters and Releases. Parent will have received Payoff Letters describing the outstanding principal and interest required to fully discharge Unpaid Indebtedness, if any, as of the Closing Date, and, if any such Unpaid Indebtedness is secured, an undertaking by the holder(s) to immediately discharge and release any Encumbrances securing the same, which Payoff Letters will be in form and substance reasonably acceptable to Parent.

7.2.16 Financial Statements. Subject to Parent having paid and advanced all costs, fees and expenses related to the Audit, Company shall have provided to Parent audited financial statements of Company in the form required for Parent’s independent public accounting firm to prepare financial statements in accordance with Parent’s filing requirements with the SEC in respect to the Transactions.

7.2.17 Due Diligence. Parent shall be satisfied with all intellectual property due diligence of Company and Company Intellectual Property in its sole and absolute discretion.

7.2.18 Release of Security Interests. All security interests in any assets of Company will have been released, if any.

7.2.19 Termination of Certain Agreements. All agreements listed in Schedule 7.2.8 will have been terminated by the parties thereto, if any.

7.2.20 Key Employee Agreement. The Key Employee will have delivered to Parent the executed offer letter, employment or consulting agreement and any related agreements in forms to be agreed upon between Key Employee and Parent ( “Key Employee Agreement”).

7.2.21 Releases. Each Stockholder (other than the Majority Stockholder) shall have executed a general release substantially in the form of Exhibit 7.2.21, with such additions, deletions, amendments, modifications, changes and completions as are mutually acceptable to all parties, it being understood that the Stockholders have not yet reviewed and approved such form.

7.3 Conditions to Obligation of Company. The obligation of Company to consummate the Transactions is subject to the satisfaction, or to the extent permitted by applicable law, the written waiver at or before Closing of each of the following conditions:

7.3.1 Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub contained in this Agreement will be true and correct in all material respects (except for the representation in Section 3.2.3 (Capitalization), which will be true and correct in all respects) on the date of this Agreement and as of the Closing Date with the same force and effect as if made on the Closing Date, except to the extent any representation or warranty of Parent and Merger Sub speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty must have been true and correct in all respects as of such date; it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” in such representations and warranties will be disregarded. Company will have received a certificate with respect to the foregoing signed on behalf of Parent and Merger Sub with respect to the representations and warranties of Parent and Merger Sub, by an authorized officer of Parent and Merger Sub.

7.3.2 Authorization. Company will have received from Parent and Merger Sub written evidence that the execution, delivery and performance of Parent and Merger Sub’s obligations under this Agreement have been duly and validly approved and authorized by Parent and Merger Sub, respectively and the stockholder of Merger Sub, respectively. Company will have received a certificate to that effect signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub.

7.3.3 Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed in all material respects all agreements and covenants required to be performed by them under this Agreement before Closing, and Company will have received a certificate to that effect signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub.

7.3.4 No Parent Material Adverse Effect. From the date of this Agreement until the Closing Date, there will have been no Parent Material Adverse Effect.

7.3.5 Legal Action. Since the date of this Agreement, there will not be any judicial order (a) challenging or seeking to restrain or prohibit the consummation of the Transactions, (b) seeking to obtain any material damages or any award of attorney fees in connection with the Transactions, (c) prohibiting any limitations on Parent’s ownership or operation of all or any portion of Company’s business or (d) compelling Parent to dispose of or hold separate all or any portion of the assets of Company as a result of the Transactions.

7.3.6 Stockholder Agreements. Parent and RS Group ApS will have executed and delivered the Investor Rights Agreement and the Standstill & Lock-Up Agreement.

7.3.7 Adequate Capital. Parent shall have provided evidence to Company that Parent has not less than $19,000,000 in cash on hand, less up to a maximum of $1,000,000 of expenses (excluding the Company Expenses Amount) incurred by Parent in connection with the Transactions.

7.3.8 Equity. There shall not be any equity of Parent outstanding other than shares of Parent Common Stock, and those warrants to acquire Parent Common Stock and options to acquire shares of Parent Common Stock listed on Exhibit 2.1.2(a).

7.3.9 Key Employee Agreement. Parent will have executed and delivered the Key Employee Agreement, substantially in the form as annexed hereto, with such additions, deletions, amendments, modifications, changes and completions as are mutually acceptable to all parties, it being understood that the Key Employee has not yet reviewed and approved such form, to be effective at Closing.

7.3.10 Gumrukcu Consulting Agreement. Parent shall have delivered to Serhat Gumrukcu an executed copy of a new consulting agreement by and among Mr. Gumrukcu, Parent and Company, substantially in the form attached hereto as Exhibit 7.3.10, to be effective at Closing, with such additions, deletions, amendments, modifications, changes and completions as are mutually acceptable to all parties, it being understood that Mr. Gumrukcu has not yet reviewed and approved such form.

7.3.11 Sandler Consulting Agreement. Parent shall have delivered to Carl Sandler executed copies of a Consulting Agreement, substantially in the form attached hereto as Exhibit 7.3.11, among Mr. Sandler, Parent and Company, with such additions, deletions, amendments, modifications, changes and completions as are mutually acceptable to all parties, it being understood that Mr. Sandler has not yet reviewed and approved such form, to be effective at Closing. Parent shall have also paid to Carl Sandler the aggregate sum of $152,000, representing settlement of the transaction bonus and severance to which Mr. Sandler is entitled pursuant to his existing employment agreement with the Company.

7.3.12 Gumrukcu Shares. Mr. Gumrukcu shall have had a reasonable opportunity prior to the Closing to sell at least 175,000 shares of Parent Common Stock previously issued to an Affiliate of Mr. Gumrukcu to qualifying buyer or buyers at a price not less than $8.00 per share.

7.3.13 Parent Options and Warrants. Parent shall have taken all such actions required such that, immediately after giving effect to the Closing, Parent’s outstanding options and warrants to purchase shares of Parent Common Stock shall represent not more than 49% of the outstanding shares of Parent Common Stock outstanding after giving effect to the Closing.

ARTICLE VIII
INDEMNIFICATION

8.1 Indemnification Relating to Agreement. Subject to the limitations in this Article VIII, if the Closing of the Transactions occurs, Majority Stockholder (the “Indemnifying Stockholder”) will defend, indemnify, and hold Parent and Surviving Corporation and their respective officers or directors, agents, consultants, advisors, Representatives and equity holders (each of the foregoing being referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) harmless from and reimburse Parent (on behalf of the Parent Indemnified Persons), without duplication, for all (i) documented and out-of-pocket costs or expenses (including without limitation, reasonable attorneys’ fees), judgments, levies, losses, damages, fines, and penalties (collectively, “Indemnifiable Amounts”) incurred by the Parent Indemnified Persons arising out of (a) any breach of any representation or warranty of Company or Majority Stockholder in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate or Transaction Document executed and delivered by Company or the Majority Stockholder in accordance with this Agreement as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the breach of which will be determined with reference to such specified date), (b) the failure of Company or Majority Stockholder to perform any agreement or post-Closing covenant required by this Agreement (other than as a direct result of the failure of Parent to perform its agreements under this Agreement), (c) any claims by (A) any then current or former holder or alleged then-current or former holder of any Company Shares, arising out of, resulting from or in connection with (I) the Transactions or this Agreement, or (II) such Person’s status or alleged status as a holder of Company Shares at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise or (B) any Person to the effect that such Person is entitled to any Company Shares or any payment in connection with the Transactions by virtue of such Company Shares; and in the case of (a), (b) or (c) above, without giving effect to any “materiality” limitations or references to “material adverse effect” in determining Indemnifiable Amounts (but not in determining whether any breaches of representations and warranties have occurred). Notwithstanding the foregoing, in no event shall any Indemnifying Stockholder have any liability to a Parent Indemnified Person with respect to a breach of representation, warranty or covenant under this Agreement or any other Transaction Document to the extent that Parent or Merger Sub knew of such breach as of the Closing Date.

8.2 Third Party Claims. Whenever Parent receives a written notice that a claim or demand has been asserted or threatened by a third party for which an Indemnified Person may seek indemnification under this Agreement (other than claims or demands covered by Section 8.3), Parent will notify the Majority Stockholder of such claim or demand and of the related facts within Parent’s knowledge within a reasonable time after receiving such written notice. Parent will have the right to conduct and control, through counsel of its own choosing any third-party claim, action, or suit asserted against Company (“Third Party Claim”) and will confer in good faith and keep the Majority Stockholder informed of the status of the Third Party Claim. The communications with respect to such Third Party Claim shall be provided to the Majority Stockholder to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person. If in the reasonable judgment of Parent and the Majority Stockholder there is a conflict or a reasonably likely potential conflict between the positions of Parent and the Majority Stockholder in conducting the defense of a Third Party Claim, Majority Stockholder will be entitled to participate in the defense of such Third Party Claim at its expense.

8.3 Tax Contests. Notwithstanding anything to the contrary in this Agreement (including Section 8.2), following the Closing Date, Parent will have the right, in Parent’s sole and absolute discretion, to conduct and control, through counsel of Parent’s choosing, the defense of any Tax Contest; provided, however, that to the extent that any Tax Contest could reasonably give rise to an indemnification claim by Parent under Article VIII Parent will (i) provide notice of such Tax Contest to Majority Stockholder within thirty (30) days after receiving written notice of the commencement of such Tax Contest from the relevant Governmental Entity (provided that any failure by Parent to provide such notice to the Majority Stockholder within such period will not relieve the Stockholder of any obligation or liability to Parent, except and only to the extent that the Majority Stockholder demonstrates that the Majority Stockholder has been materially prejudiced by such failure by Parent to provide such notice to the Majority Stockholder within such period), (ii) provide to the Majority Stockholder all information reasonably requested by the Majority Stockholder regarding such Tax Contest, (iii) permit the Majority Stockholder to evaluate and comment on such Tax Contest, and (iv) reasonably and in good faith consider any such comments of the Majority Stockholder. Parent may settle, adjust, or compromise any such Tax Contest, in Parent’s sole and absolute discretion, without the consent of the Majority Stockholder. Further, without the prior written consent of the Majority Stockholder (which consent (i) will not be unreasonably withheld, delayed, or conditioned and (ii) will be deemed to have been given unless the Majority Stockholder objects in writing within 15 days after a written request for such consent by Parent), no settlement, adjustment, or compromise of any Tax Contest will be determinative of the existence of a claim for indemnification under Article VIII or the amount of Indemnifiable Amounts relating to such claim. In the event that the Majority Stockholder consents in writing to (or is deemed to have consented to) any settlement, adjustment, or compromise of any Tax Contest, the Majority Stockholder will not have any power or authority to object under any provision of Article VIII to the amount of any claim by Parent for indemnification under Article VIII with respect to such settlement, adjustment, or compromise.

8.4 Time Limit. Except as provided below in this Section 8.4, the representations, warranties, covenants, and agreements of Company and Majority Stockholder in this Agreement will survive the Closing Date and will continue for 36 months from the Closing Date, at which time all representations and warranties, covenants and agreements will expire. All claims for indemnification under Section 8.1 must be asserted prior to the 36 month anniversary of the Closing Date, provided, however, that if an Indemnified Person delivers to the Majority Stockholder, before the 36 month anniversary of the Closing Date, a Notice of Claim, then the applicable representation or warranty or other obligation will survive until, but only for purposes of, the resolution of the matter covered by the Notice of Claim. If the claim with respect to which such Notice of Claim has been given is definitively withdrawn or resolved in favor of the Indemnified Person, the Indemnified Person will promptly so notify Majority Stockholder.

8.4.1 Other Time Limits. Indemnification obligations arising from fraud, intentional misrepresentation or willful breach (any of the foregoing, “Fraud”) will continue for six (6) years from the Closing Date.

8.5 Limitations. The Parent Indemnified Persons will be entitled to indemnification under Article VIII only if the following conditions included in this Section 8.5 are met.

8.5.1 Threshold Amount. The Parent Indemnified Persons will be entitled to indemnification under Article VIII only if the aggregate Indemnifiable Amounts exceed $250,000 with each individual Indemnifiable Amount exceeding $25,000 (the “Threshold Amount”); provided that if the aggregate Indemnifiable Amounts exceed the Threshold Amount in accordance with this Section 8.5.1, then the Parent Indemnified Persons will be entitled to be indemnified only for the aggregate Indemnifiable Amounts over $250,000. The Threshold Amount limitation as set forth above shall not apply to Indemnifiable Amounts arising out of Fraud.

8.5.2 Caps.

(a) The Indemnifying Stockholder shall always have the right to satisfy any claim for indemnification hereunder with shares of Parent Common Stock issued to it hereunder, and shall never be required to make a cash payment to satisfy the indemnification claims, unless the Indemnifying Stockholder so elects. Subject to Section 8.5.1 and this Section 8.5.2, the Parent Indemnified Persons will be entitled to indemnification under Article VIII only to the extent that the aggregate Indemnifiable Amounts do not exceed (i) 75% of the number of shares issued as Common Stock Merger Consideration for claims asserted prior to the 12 month anniversary of the Closing Date, (ii) the difference between (x) 50% of the number of shares issued as Common Stock Merger Consideration and (y) the number of shares delivered to satisfy indemnification claims in the first 12 months after the Closing Date for claims asserted after the 12 month and prior to the 24 month anniversary of the Closing Date, and (iii) the difference between (x) 25% of the number of shares issued as Common Stock Merger Consideration and (y) the number of shares delivered to satisfy indemnification claims in the first 24 months of after the Closing Date for claims asserted after the 24 month and prior to the 36 month anniversary of the Closing Date, provided, however, that such limitation does not apply to Indemnifiable Amounts arising out of Fraud, which shall not be capped.

8.6 Exclusive Remedy. With the exception of claims based upon Fraud, resort to indemnification under this Article VIII will be the exclusive right and remedy of the Indemnified Persons from and after the Closing Date for Indemnifiable Amounts or other damages under (i) this Agreement, (ii) any certificate or Transaction Document executed and delivered in accordance with this Agreement. Notwithstanding the foregoing, nothing in this Section or elsewhere in this Agreement will affect an Indemnified Person’s right to equitable remedies to the extent available.

8.7 Value of Shares. If a Parent Indemnified Person makes a claim directly against the Indemnifying Stockholder for Indemnifiable Amounts, the Indemnifying Stockholder may elect, at the Indemnifying Stockholder’s sole and absolute discretion, to satisfy such claim with cash or Parent Common Stock beneficially held by the Indemnifying Stockholder. To the extent any claim for an Indemnifiable Amount is to be satisfied by the return and cancellation of any Parent Common Stock paid to the Indemnifying Stockholder, the per share value of any such Parent Common Stock at the time of satisfaction, release and cancellation shall be the closing price of the Parent Common Stock on the date of payment of such claim. The Parent Indemnified Persons’ sole recourse against the Indemnifying Stockholder in respect of any finally resolved indemnification obligations of Indemnifying Stockholder shall be to seek return and cancellation of a portion of the Parent Common Stock then held by the Indemnifying Stockholder, pursuant to the pricing terms and subject to the limitations of this Article VIII. Notwithstanding the immediately preceding sentence to the contrary, if an Indemnifying Stockholder, at the time of payment of a claim for which it is liable hereunder, does not hold a sufficient number of shares to satisfy the claim because it has previously sold shares of Parent Common Stock acquired hereunder, then such Indemnifying Stockholder may be liable hereunder in cash for an amount up to the net proceeds actually received by him for the sale of a number of shares equal to the difference between (x) the number of shares representing his maximum share liability at the date the claim was made under Section 8.5.2 and (y) the number of shares held by him on the date payment of the claim was made.

8.8 Determination of Indemnifiable Amounts. The Parent Indemnified Persons will use commercially reasonable efforts to seek and pursue any available insurance coverage under Company’s and Parent’s policies as of the Effective Time with respect to Indemnifiable Amounts, and any actual recoveries by the Parent Indemnified Persons under Company’s or Parent’s policies as of the Effective Time with respect to Indemnifiable Amounts (less costs of collection, including out of pocket fees and expenses incurred by the Parent Indemnified Persons in recovering such amounts, co-pays and deductibles), will offset any Indemnifiable Amounts, provided that each Party will use reasonable efforts to mitigate Indemnifiable Amounts.

8.9 Straddle Period. In the case of a Straddle Period: (a) the amount of any property or similar ad valorem Taxes of Company for a Straddle Period that relate to the portion of such Straddle Period through the end of the Closing Date will be deemed to be the total amount of such Taxes for the Straddle Period multiplied by a fraction, (i) the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and (ii) the denominator of which is the total number of days in such Straddle Period, and (b) the amount of any Taxes based on or measured by income, gains, or receipts of Company for the portion of such Straddle Period through the end of the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date.

8.10 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Common Stock Merger Consideration for Tax purposes unless otherwise required by applicable law.

8.11 Indemnification by Parent. In the event that the Closing occurs, Parent shall have an obligation to indemnify, defend and hold harmless each Stockholder and their respective directors, officers, trustees, employees, agents, consultants, advisors, Representatives and equity holders, heirs and immediate family members (as the case may be) (collectively, the “Seller Indemnified Persons” and together with the Parent Indemnified Persons, “Indemnified Persons”) from and against, and will pay to the Seller Indemnified Persons the monetary value of, any and all Indemnifiable Amounts incurred or suffered by the Seller Indemnified Persons arising out of, relating to or resulting from any of the following: (a) any breach of any representation or warranty of Parent or Merger Sub contained in this Agreement (as modified by the Parent Disclosure Schedule) or in any certificate or Transaction Document executed and delivered by Parent; (b) the failure of Parent or Merger Sub to perform any agreement or post-Closing covenant required by this Agreement; (c) any breach of any representation or warranty of Parent under, or the failure of Parent to perform any agreement or covenant required by, the Investor Rights Agreement or the Standstill & Lock-Up Agreement, (d) any claims by (A) any then current or former holder or alleged then-current or former holder of any Parent securities, arising out of, resulting from or in connection with (I) the Transactions or this Agreement, or (II) such Person’s status or alleged status as a holder of Parent securities at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise or (B) any Person to the effect that such Person is entitled to any Parent securities or any payment in connection with the Transactions by virtue of such Parent securities; and (e) any legal Proceeding relating to any inaccuracy, breach, claim or expense of the type referred to in the preceding clauses (a) through (d) (including, without limitation, any legal Proceeding commenced by a Stockholder for the purpose of enforcing its rights under this Article VIII if the Majority Stockholder is the prevailing party in any such legal Proceeding); and in the case of (a), (b) or (c) above, without giving effect to any “materiality” limitations or references to “material adverse effect” in determining Indemnifiable Amounts (but not in determining whether any breaches of representations and warranties have occurred). The representations, warranties, covenants and agreements of Parent or Merger Sub in this Agreement will survive the Closing Date and will continue until the 36 month anniversary of the Closing Date, at which time all representations and warranties, covenants and agreements will expire; provided, however, that if the Majority Stockholder delivers to Parent, before the 36 month anniversary of the Closing Date, a notice of claim, then the applicable representation or warranty or other obligation will survive until, but only for purposes of, the resolution of the matter covered by the notice of claim; provided, further, that indemnification obligations arising from Fraud will continue for six (6) years from the Closing Date. The Seller Indemnified Persons will be entitled to indemnification under this Section 8.11 (i) only if the aggregate Indemnifiable Amounts exceed $250,000 with each individual Indemnifiable Amount exceeding $25,000, after which the Seller Indemnified Persons will be entitled to be indemnified for the aggregate Indemnifiable Amounts over $50,000 and (ii) only to the extent that the aggregate claims do not exceed (A) 75% of the value of the Total Consideration for claims asserted prior to the 12 month anniversary of the Closing Date, (ii) 50% of the value of the Total Consideration for claims asserted after the 12 month and prior to the 24 month anniversary of the Closing Date, and (iii) 25% of the value of the Total Consideration for claims asserted after the 24 month and prior to the 36 month anniversary of the Closing Date except for claims arising from Fraud, which such claims shall not be capped. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent or Merger Sub have any liability hereunder for diminution of value of Parent Common Stock as an independent cause for indemnification without a breach of this Agreement. Notwithstanding the foregoing, in no event shall Parent have any liability to any Seller Indemnified Persons with respect to a breach of representation, warranty or covenant under this Agreement or any other Transaction Document to the extent that Majority Stockholder knew of such breach as of the Closing Date.

ARTICLE IX
CLAIMS

9.1 Notice of Claims and Expenses. Promptly after the receipt by Parent or Majority Stockholder (on behalf of a Seller Indemnified Person) of notice or discovery of any Proceeding or other amount that such Party believes gives rise to Indemnifiable Amounts (a “Claim”), such Party will give the other Party written notice of such Claim. To be valid under this Article IX, each notice of a Claim (the “Notice of Claim”) by either Party must be delivered to the other Party no later than the date that is 36 months after the Closing Date (the “Release Date”). Each Notice of Claim will include the following: (i) a statement that such Party believes that an Indemnified Person is entitled to Indemnifiable Amounts under Article VIII, (ii) the actual Indemnifiable Amounts being claimed, and (iii) a summary of known, relevant facts with respect to such Claim.

9.2 Resolution of Claims. Following timely provided notice of a Claim under this Agreement in accordance with Section 9.1 (other than a Third Party Claim which is governed by Section 8.2), the indemnifying party will have thirty (30) days from the date notice was provided of such Claim (the “Dispute Period”) to make such investigation of the Claim as the indemnifying party deems necessary or advisable. For purposes of such investigation, the Indemnified Person will make available to the indemnifying party all the information reasonably related to such Claim relied upon by, or in the possession or control of, the Indemnified Person to substantiate such Claim. If the indemnifying party disagrees with the validity or amount of all or a portion of such Claim made by the Indemnified Person, the indemnifying party will provide to the Indemnified Person written notice thereof (the “Indemnification Dispute Notice”) prior to the expiration of the Dispute Period. If no Indemnification Dispute Notice is timely provided to the Indemnified Person within the Dispute Period or if the indemnifying party provides notice that it does not have a dispute with respect to such Claim for indemnification, then such Claim will be deemed approved and consented to by the indemnifying party (such Claim being referred to herein as an “Approved Indemnification Claim”). The indemnifying party will pay the amount of the Approved Indemnification Claim by wire transfer of immediately available funds within five (5) business days after such Claim is determined to be an Approved Indemnification Claim. If an Indemnification Dispute Notice is provided to the Indemnified Person within the Dispute Period and the indemnifying party and the Indemnified Person do not agree to the validity and/or amount of such disputed Claim, the indemnifying party and the Indemnified Person shall negotiate in good faith for a period of at least sixty (60) days to resolve the dispute. If the indemnifying party and the Indemnified Person are unable to come to an agreement regarding such disputed Claim during such sixty (60) day period, such dispute shall be resolved in accordance with Section 9.3.

9.3 Arbitration. If there is a dispute with respect to a Claim and no settlement agreement is reached despite negotiations between the parties in accordance with Section 9.2, then either party may, by written notice to the other, submit such dispute to binding arbitration to the American Arbitration Association in Wilmington, Delaware, which will administer the arbitration in accordance with the American Arbitration Association Commercial Arbitration Rules in effect on the date of the execution of this Agreement (the “Rules”). Arbitration in accordance with this Section 9.3 will be conducted by a sole arbitrator mutually selected by the parties; provided that if the parties fail to mutually select an arbitrator within fifteen (15) business days after such dispute is submitted to the American Arbitration Association, then Parent or the Majority Stockholder will follow the arbitrator selection procedures in accordance with the Rules. The arbitrator’s authority will be confined to determining (a) whether the Indemnified Person is entitled to recover any Indemnifiable Amounts and (b) the prevailing party and any award of fees or costs (or both). The final decision of the arbitrator will include the dollar value of the award to the Indemnified Person, if any, and will be furnished to both parties in writing. The prevailing party, as determined by the arbitrator, will be entitled to an award of reasonable attorneys’ fees and costs, and responsibility for all costs of arbitration paid or payable by the prevailing party, as determined by the arbitrator, will be allocated among the parties in the discretion of the arbitrator and specified in the arbitrator’s award. The arbitrator will not have the power to alter, amend, or otherwise affect the terms of these arbitration provisions or any other provision of this Agreement or any other documents that are executed in connection with this Agreement. The final decision of the arbitrator will constitute the conclusive determination of the issues in question, binding upon both parties. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

ARTICLE X
TERMINATION, AMENDMENT, AND WAIVER

10.1 Termination

10.1.1 Means of Termination. This Agreement may be terminated and the Transactions abandoned at any time before the Closing:

(a) by mutual written consent of Parent (on behalf of itself and Merger Sub) and Company (on behalf of itself and Majority Stockholder);

(b) by either Parent or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant, or agreement contained in this Agreement, including, without limitation, Section 6.2) if there has been a material breach by the non-terminating party of any representation, warranty, or covenant contained in the Agreement that results in any of the conditions in Article VII not being satisfied and such inaccuracy or breach has not been waived in writing or cured within thirty (30) days after delivery of written notice of such breach;

(c) by either Parent or Company if the Transactions have not been consummated before February 28, 2018;

(d) by either Parent or Company if any permanent injunction or other order of a court or other competent authority preventing the Transactions will have become final and not subject to appeal; or

(e) by Parent, if the fully executed Written Consent shall not have been delivered to Parent by the Stockholder Approval Delivery Deadline.

10.1.2 Effect of Termination. In the event of termination of this Agreement by either Company or Parent, this Agreement will become void and have no effect, and there will be no liability or obligation on the part of Parent, Merger Sub, Company, any Stockholder, the Majority Stockholder, or, as applicable, their respective officers or directors, except that (a) the provisions of Sections 6.1 (Confidentiality Agreement), 6.4 (Public Announcements), 10.1.2 (Effect of Termination), Article XI (General Provisions), and the Confidentiality Agreement will survive any termination, and (b) no Party will be relieved of any liability arising from Fraud or the intentional breach by such Party of any of its representations, warranties, or covenants included in this Agreement.

ARTICLE XI
GENERAL PROVISIONS

11.1 Notices. All notices, requests, demands, or other communications required or permitted to be given under this Agreement will be in writing and deemed given and received upon (a) personal delivery, (b) confirmed delivery by a standard overnight courier or when delivered by hand, (c) when mailed in the United States by certified or registered mail, postage prepaid, addressed at the following addresses (or at such address for a Party as will be specified by notice given under this Agreement), or (d) transmitter’s confirmation of a receipt of a facsimile transmission, or electronic mail:

(i)	if to Parent, or to Company after Closing:	DanDrit Biotech USA, Inc. Stumpedyssevej 17, 2970 Hørsholm, Denmark Attention: Eric Leire, Chief Executive Officer Email: epl@dandrit.com
	With a copy (which will not constitute notice) to:	K&L Gates LLP 200 South Biscayne Boulevard Suite 3900 Miami, Florida 33131-2399 Attention: Clayton E. Parker, Esq. Facsimile No.: 305-358-7095 Email: clayton.parker@klgates.com
(ii)	if to Company (before Closing), to:	Enochian Biopharma Inc. [ ]
	With a copy (which will not constitute notice) to:	Lowenstein Sandler LLP One Lowenstein Drive Roseland, New Jersey Attention: Michael J. Lerner, Esq. Facsimile No.: 973-597-6395 Email: mlerner@lowenstein.com

(iii)	if to Majority Stockholder to:	Weird Science LLC [ ]
	With a copy (which will not constitute notice) to:	Lowenstein Sandler LLP One Lowenstein Drive Roseland, New Jersey Attention: Michael J. Lerner, Esq. Facsimile No.: 973-597-6395 Email: mlerner@lowenstein.com

11.2 Interpretation. As used in this Agreement, the term (a) “subsidiary” or “subsidiaries” means with respect to any Person, any entity or entities of which such Person directly or indirectly owns an amount of the voting securities or other voting ownership interests sufficient to elect a majority of its board of directors or other governing body (or, if there are no such interests, 50% or more of the equity interests); (b) “knowledge of” or other derivations of “know” with respect to a Party means the actual knowledge after reasonable inquiry of such Party, and if such Party is an entity, the actual knowledge after reasonable inquiry of the any of the chief executive officer or chief financial officer of such Party; (c) “Affiliate” has the meaning included in Rule 12b-2 promulgated under the Exchange Act; (d) “business day” means any day other than a Saturday, Sunday, or a day on which banking institutions in New York, New York are permitted or obligated by law to be closed for regular banking business; (e) “beneficially owned” or “beneficial ownership” shall be determined in accordance with the Rule 13d-3 promulgated under the Exchange Act and (f) the words “include,” “includes,” and “including” when used in this Agreement will be treated in each case as followed by the words “without limitation.” The respective Parties to this Agreement and their attorneys have negotiated this Agreement and any ambiguity or uncertainty in the language of this Agreement will not be presumptively construed for or against a Party as drafter. The table of contents and headings in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. A reference to a section, schedule, or an exhibit means a section in, or schedule or exhibit to, this Agreement unless otherwise explicitly provided.

11.3 Counterparts. This Agreement may be executed (a) in one or more partially or fully executed counterparts, each of which will be deemed an original and will bind the signatory, but all of which together will constitute the same instrument, and (b) by facsimile or electronic mail. The execution and delivery of a signature page in the form annexed to this Agreement by any Party who will have been furnished the final form of this Agreement will constitute the execution and delivery of this Agreement by such Party.

11.4 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Confidentiality Agreement, and the Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement (a) is not intended to confer upon any other Person any rights or remedies under this Agreement (except as otherwise expressly provided in this Agreement); and (b) will not be assigned by operation of law or otherwise except as otherwise specifically provided.

11.5 Governing Law. This Agreement will be governed in all respects, including validity, interpretation, and effect, by the laws of the State of Delaware.

11.6 Amendment; Waiver. Except as may otherwise be provided in this Agreement and by applicable law, any provision or Schedule of this Agreement may be amended or modified by the Parties before the Effective Time, if and only if such amendment or modification is in writing and signed on behalf of each of the Parties to this Agreement. This Agreement may not be amended, modified or supplemented after the Effective Time except by written agreements of the Parties. No waiver by any Party of any of the provisions of this Agreement will be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement will operate or be construed as a waiver nor will any single or partial exercise of any right, remedy, power or privilege arising from this Agreement preclude any other or further exercise of this Agreement or the exercise of any other right, remedy, power, or privilege.

11.7 Successors and Assigns. This Agreement will not be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests, and obligations to one or more direct or indirect wholly owned subsidiaries of Parent; provided, however, that no such transfer or assignment will relieve Parent of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective permitted successors and assigns.

11.8 Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any Party hereto of any right to specific performance or injunctive relief. Except as otherwise provided herein and specifically subject to Section 8.6, the Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy. Except as otherwise provided herein, the Parties agree that, in addition to any other remedies, each will be entitled to an injunction to prevent breaches of this Agreement and to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy or posting a bond.

11.9 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

11.10 Submission to Jurisdiction. Subject to the provisions of Section 9.3, for the purpose of any action arising out of or relating to this Agreement brought by any Party against another Party arising out of or relating to this Agreement or any of the Transactions (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, if (and only if) the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if (and only if) the Superior Court of the State of Delaware (Complex Commercial Division) declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware, and any appellate courts therefrom, (b) irrevocably waives any objection that it may now or hereafter have to the venue of any such action, dispute or controversy in any such court or that such legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same, (c) agrees that it shall not bring any legal Proceeding relating to this Agreement or the Transactions in any court other than the aforesaid courts, and (d) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 11.1.

11.11 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY ARISING UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. AS A RESULT EACH PARTY TO THIS AGREEMENT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO LITIGATION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND MAKES THIS WAIVER VOLUNTARILY.

[remainder of page intentionally blank]

SIGNATURE PAGE—AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, Parent, Merger Sub, Company and the Majority Stockholder have signed or caused their respective duly authorized officers to sign this Agreement, all as of the date first written above.

PARENT:

DANDRIT BIOTECH USA, INC.

/s/ Eric Leire
By:	Eric Leire
Its:	Chief Executive Officer

MERGER SUB:

DANDRIT ACQUISITION SUB, INC.

/s/ Eric Leire
By:	/s/ Eric Leire
Its:	Chief Executive Officer

COMPANY:

ENOCHIAN BIOPHARMA INC.

/s/ Carl Sandler
By:	Carl Sandler
Its:	Chief Executive Officer

MAJORITY STOCKHOLDER:

WEIRD SCIENCE LLC

/s/ Carl Sandler
By:	Carl Sandler
Its:	Manager

EXHIBIT 1

LIST OF STOCKHOLDERS AND THEIR PROPORTIONAL SHARE OF INITIAL COMMON STOCK MERGER CONSIDERATION

Stockholder:	Pro Rata Share of Merger Consideration (Approximate):
Weird Science LLC	97.0319635%
Mark Dybul	0.2853881%
Christine Mikail	2.2831050%
Patricia Bettinger	0.2853881%
Katarina Panoutsopoulos	0.1141553%

EXHIBIT 1.2

CERTIFICATE OF MERGER

CERTIFICATE OF MERGER

MERGING

DANDRIT ACQUISITION SUB, INC.

WITH AND INTO

ENOCHIAN BIOPHARMA INC.

(Pursuant to Section 251 of the

Delaware General Corporation Law)

Enochian Biopharma Inc., a Delaware corporation, does hereby certify:

FIRST: The name and state of incorporation of each of the constituent corporations in the merger are:

Name	State of Incorporation
Enochian Biopharma, Inc. DanDrit Acquisition Sub, Inc.	Delaware Delaware

SECOND: An Agreement and Plan of Merger, dated as of January 12, 2018, has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the Delaware General Corporation Law and, in the case of the stockholders of Enochian Biopharma, Inc. and DanDrit Acquisition Sub, Inc., pursuant to Section 228 of the Delaware General Corporation Law.

THIRD: The name of the surviving corporation in the merger is Enochian Biopharma, Inc.

FOURTH: Upon the effectiveness of the merger, the certificate of incorporation of Enochian Biopharma, Inc. shall be amended and restated to read in its entirety as set forth in Exhibit A attached hereto, and as so amended, shall be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with the Delaware General Corporation Law.

FIFTH: An executed copy of the Agreement and Plan of Merger is on file at the office of the surviving corporation, the address of which is as follows: 5901 W. Olympic Blvd., Suite 419, Los Angeles, CA 90036.

SIXTH: A copy of the Agreement and Plan of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

SEVENTH: This Certificate of Merger (and the merger referenced herein) shall be effective upon the filing of this Certificate of Merger with the Office of the Secretary of State of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Merger to be executed by its duly authorized officer on the date set forth below.

ENOCHIAN BIOPHARMA, INC.

By:
Name:
Title:
Date: ___________ [●], 2018

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF
ENOCHIAN BIOPHARMA, INC.

EXHIBIT 1.5(a)

FORM OF

SURVIVING CORPORATION AMENDED CERTIFICATE OF INCORPORATION

FIRST: The name of the corporation (the “Corporation”) is:

Enochian Biopharma Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is c/o Vcorp Services, LLC, 1811 Silverside Road, Wilmington, Delaware 19810, County of New Castle. The name of its registered agent at that address is Vcorp Services, LLC.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

FOURTH: The total number of shares of stock that the Corporation will have authority to issue will be 5,000 shares of Common Stock, par value $0.00001 per share.

FIFTH: Unless required by the Bylaws, the election of the Board of Directors need not be by written ballot.

SIXTH: The Board of Directors will have the power to make, alter or repeal the Bylaws of the Corporation, but the stockholders may make additional Bylaws and may alter or repeal any Bylaw whether or not adopted by them.

SEVENTH: Subject to any provisions in the Bylaws related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the Bylaws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

Any amendment, repeal or modification of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

EIGHTH: To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

EXHIBIT 1.5(b)

FORM OF

SURVIVING CORPORATION BYLAWS

ARTICLE XII
OFFICES

12.1 Offices. The registered office will be in the State of Delaware. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE XIII
MEETINGS OF STOCKHOLDERS

13.1 Annual Meeting. If required by applicable law, the annual meeting of the stockholders of the Corporation will be held on such date, at such time and at such place, if any, within or without the State of Delaware as will be designated from time to time by the Board of Directors and stated in the notice of the meeting.

13.2 Special Meetings. Special meetings of the stockholders of the Corporation will be held on such date, at such time and at such place as will be designated from time to time by the Board of Directors and stated in the notice of the meeting.

13.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting will be given that will state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting will be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. If mailed, such notice will be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

13.4 Quorum and Adjournment. Except as otherwise required by law, by the Certificate of Incorporation of the Corporation or by these Bylaws, the presence, by proxy, of the holders of a majority of the aggregate voting power of the stock issued and outstanding, entitled to vote thereat, will constitute a quorum for the transaction of business at all meetings of the stockholders. If such majority will not be present or represented at any meeting of the stockholders, the stockholders present, although less than a quorum will have the power to adjourn the meeting to another time and place.

13.5 Adjourned Meetings. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors will fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

13.6 Vote Required. Except as otherwise provided by law, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, any regulation applicable to the Corporation or its securities or by the Certificate of Incorporation:

13.6.1 Directors will be elected by a plurality of the votes present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors; and

13.6.2 Whenever any corporate action other than the election of Directors is to be taken, it will be authorized by a majority in voting power of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote on the subject matter.

13.7 Manner of Voting. At each meeting of stockholders, each stockholder having the right to vote will be entitled to vote in person or by proxy. Proxies need not be filed with the Secretary of the Corporation until the meeting is called to order, but will be filed before being voted. Each stockholder will be entitled to vote each share of stock having voting power registered in his or her name on the books of the Corporation on the record date fixed for determination of stockholders entitled to vote at such meeting.

13.8 Stockholder Action Without a Meeting. Except as otherwise provided by law or by the Certificate of Incorporation, any action required to be taken at any meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent, setting forth the action so taken, will be given by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents given by a sufficient number of the holders to take the action were delivered to the Corporation.

ARTICLE XIV
DIRECTORS

14.1 Number. Subject to the Certificate of Incorporation, the number of directors that will constitute the whole board initially will be one and thereafter will be no less than one and no greater than three, the exact number of directors to be determined from time to time by resolution adopted by the Board of Directors.

14.2 Resignations. Any Director may resign at any time by giving written or electronic notice to the Board of Directors or the Secretary. Such resignation will take effect at the date of receipt of such notice or at any later time specified therein. Acceptance of such resignation will not be necessary to make it effective.

14.3 Annual Meetings. The Board of Directors will meet each year immediately following the annual meeting of stockholders, at the place where such meeting of stockholders has been held, or at such other place as will be fixed by the person presiding over the meeting of the stockholders, for the purpose of election of officers and consideration of such other business as the Board of Directors considers relevant to the management of the Corporation. In the event that in any year Directors are elected by written consent in lieu of an annual meeting of stockholders, the Board of Directors will meet in such year as soon as practicable after receipt of such written consent by the Corporation at such time and place as will be fixed by the Chairman of the Board, for the purpose of election of officers and consideration of such other business as the Board of Directors considers relevant to the management of the Corporation.

14.4 Regular Meetings. Regular meetings of the Board of Directors will be held on such dates and at such times and places, within or without the State of Delaware, as will from time to time be determined by the Board of Directors. In the absence of any such determination, such meetings will be held at such times and places, within or without the State of Delaware, as will be designated by the Chairman of the Board on not less than twelve hours notice to each Director, given verbally or in writing, whether personally, by telephone (including by message or recording device), by facsimile transmission, by telegram, or by telex, or on not less than three calendar days’ notice to each Director given in writing by mail.

14.5 Special Meetings. Special meetings of the Board of Directors will be held at the call of the Chairman of the Board at such times and places, within or without the State of Delaware, as he or she will designate, on not less than 12 hours’ notice to each Director, given verbally or in writing, whether personally, by telephone (including by message or recording device), or by e-mail, or on not less than three calendar days’ notice to each Director given in writing by mail. Special meetings will be called by the Secretary on like notice at the written request of a majority of the Directors then in office.

14.6 Quorum and Powers of a Majority. At all meetings of the Board of Directors or committee of the Board of Directors, the directors entitled to cast a majority of the votes of the whole Board of Directors or committee, as the case may be, will constitute a quorum for the transaction of business, and except in cases in which the Certificate of Incorporation, these Bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present will be the act of the Board of Directors or of such committee. In the absence of a quorum, a majority of the members present at any meeting may, without notice other than announcement at the meeting, adjourn such meeting from time to time until a quorum is present.

14.7 Manner of Acting.

14.7.1 Members of the Board of Directors, or any committee thereof, may participate in any meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating therein can hear each other, and participation in a meeting by such means will constitute presence in person at such meeting.

14.7.2 Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto, and the consents are filed with the minutes of proceedings of the Board of Directors or such committee.

14.8 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

14.9 Committee Procedure; Limitations of Committee Powers.

14.9.1 Except as otherwise provided by these Bylaws or by the Board of Directors, each committee will adopt its own rules governing the time, place, and method of holding its meetings and the conduct of its proceedings. In the absence of such rules, each committee will conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III of these Bylaws.

14.9.2 Each committee will keep regular minutes of its proceedings and report the same to the Board of Directors when required.

14.9.3 Any member of any committee may be removed from such committee either with or without cause, at any time, by the Board of Directors at any meeting thereof. Any vacancy in any committee will be filled by the Board of Directors in the manner prescribed by the Certificate of Incorporation, these Bylaws or applicable law for the original appointment of the members of such committee.

14.10 Compensation.

14.10.1 The Board of Directors, by a resolution or resolutions, may fix, and from time to time change, the compensation of Directors.

14.10.2 Each Director will be entitled to reimbursement from the Corporation for his or her reasonable expenses incurred with respect to duties as a member of the Board of Directors or any committee thereof.

14.10.3 Nothing contained in these Bylaws will be construed to preclude any Director from serving the Corporation in any other capacity and from receiving compensation from the Corporation for service rendered to it in such other capacity.

ARTICLE XV
OFFICERS

15.1 Number. The officers of the Corporation will include a President, a Secretary and a Treasurer. The officers of the Corporation may also include one or more Vice Presidents (including one or more Executive Vice Presidents and one or more Senior Vice Presidents if deemed appropriate by the Board of Directors). The Board of Directors may also elect a Chairman of the Board and may elect a Vice Chairman of the Board. The Board of Directors may also elect such other officers as the Board of Directors may from time to time deem appropriate or necessary. Except for the Chairman of the Board and the Vice Chairman of the Board, none of the officers of the Corporation need be a director of the Corporation. Any two or more offices may be held by the same person to the extent permitted by the General Corporation Law of the State of Delaware.

15.2 Election of Officers; Qualification and Term. The officers of the Corporation will be appointed from time to time by the Board of Directors and, except as may otherwise be expressly provided in a contract of employment duly authorized by the Board of Directors, will hold office at the pleasure of the Board of Directors.

15.3 Removal. Any officer of the Corporation may be removed, with or without cause, by the Board of Directors, without prejudice to the rights, if any, of such officer under any contract to which it is a party.

15.4 Resignations. Any officer of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board. Such resignation will take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective.

15.5 The Chairman of the Board. The Chairman of the Board will have the powers and duties customarily and usually associated with the office of the Chairman of the Board.

15.6 Vice Chairman of the Board. The Vice Chairman of the Board will have the powers and duties customarily and usually associated with the office of the Vice Chairman of the Board.

15.7 The President. The President will be the chief executive officer of the Corporation, will have, subject to the supervision, direction and control of the Board of Directors, the general powers and duties of supervision, direction and management of the affairs and business of the Corporation usually vested in the chief executive officer of a corporation, including, without limitation, all powers necessary to direct and control the organizational and reporting relationships within the Corporation. If at any time the office of the Chairman of the Board and the Vice Chairman of the Board will not be filled, or in the event of the temporary absence or disability of the Chairman of the Board and the Vice Chairman of the Board, the President will have the powers and duties of the Chairman of the Board.

15.8 The Vice Presidents. Each Vice President will have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors or the President. Unless otherwise directed by the Board of Directors, each Vice President severally may bind the Corporation and will have the authority to execute any document on the Corporation’s behalf without further action of the Board of Directors.

15.9 The Secretary and Assistant Secretaries.

15.9.1 The Secretary will attend meetings of the Board of Directors and meetings of the stockholders and record all votes and minutes of all such proceedings in a book kept for such purpose. He or she will have all such further powers and duties as generally are incident to the position of Secretary or as may from time to time be assigned to him or her by the Board of Directors or the President.

15.9.2 Each Assistant Secretary will have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the President, or the Secretary. In case of the absence or disability of the Secretary, the Assistant Secretary designated by the President (or, in the absence of such designation, by the Secretary) will perform the duties and exercise the powers of the Secretary.

15.10 The Treasurer and Assistant Treasurers.

15.10.1 The Treasurer will have custody of the Corporation’s funds and securities and will keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and will deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer will also maintain adequate records of all assets, liabilities, and transactions of the Corporation and will see that adequate audits thereof are currently and regularly made. The Treasurer will have such other powers and perform such other duties that generally are incident to the position of the Treasurer or as may from time to time be assigned to him or her by the Board of Directors or the President.

15.10.2 The Treasurer will be responsible for maintaining the accounting records and statements, and will properly account for all monies and obligations due the Corporation and all properties, assets, and liabilities of the Corporation. The Treasurer will render to the Chairman of the Board or the President such periodic reports covering the results of operations of the Corporation as may be required by either of them or by law.

15.10.3 Each Assistant Treasurer will have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the President, or the Treasurer. In case of the absence or disability of the Treasurer, the Assistant Treasurer designated by the President (or, in the absence of such designation, by the Treasurer) will perform the duties and exercise the powers of the Treasurer.

ARTICLE XVI
STOCK

16.1 Certificates. The shares of the Corporation will be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock will be uncertificated shares. Any such resolution will not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates will be entitled to have a certificate signed by or in the name of the Corporation by any two duly authorized officers of the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate will have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

16.2 Transfers. Transfers of stock of the Corporation will be made on the books of the Corporation only upon surrender to the Corporation of a certificate (if any) for the shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, provided such succession, assignment or transfer is not prohibited by the Certificate of Incorporation, these Bylaws, applicable law or contract. Thereupon, the Corporation will issue a new certificate (if requested) to the person entitled thereto, cancel the old certificate (if any), and record the transaction upon its books.

16.3 Lost, Stolen or Destroyed Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed will make an affidavit or an affirmation of that fact, and will give the Corporation a bond of indemnity in satisfactory form and with one or more satisfactory sureties, whereupon a new certificate (if requested) may be issued of the same tenor and for the same number of shares as the one alleged to be lost, stolen or destroyed.

16.4 Registered Stockholders. The Corporation will be entitled to recognize the exclusive right of a person registered on its books as the owner of shares as the person entitled to exercise the rights of a stockholder and will not be bound to recognize any equitable or other claim to or interest in any such shares on the part of any other person, whether or not it will have express or other notice thereof, except as otherwise expressly provided by the General Corporation Law of the State of Delaware.

16.5 Additional Powers of the Board.

16.5.1 In addition to those powers set forth in Section 2 of Article III, the Board of Directors will have power and authority to make all such rules and regulations as it will deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation, including the use of uncertificated shares of stock subject to the provisions of the General Corporation Law of the State of Delaware.

16.5.2 The Board of Directors may appoint and remove transfer agents and registrars of transfers, and may require all stock certificates to bear the signature of any such transfer agent and/or any such registrar of transfers.

ARTICLE XVII
INDEMNIFICATION

17.1 Third Party Proceedings. The corporation shall indemnify any director or officer of the corporation, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or inthe right of the corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

17.2 Actions by or in the right of the Corporation. The Corporation shall indemnify any director or officer, and may indemnify any other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper..

17.3 Mandatory Indemnification. To the extent that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 or 2 of this Article VI, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

17.4 Determination of Conduct. Any indemnification under Section 1 or 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 1 or 2 of this Article VI. Such determination shall be made (a) by a majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders.

17.5 Payment of Expenses in Advance. Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Article VI. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

17.6 Indemnity Not Exclusive. The indemnification and advancement of expenses provided or granted hereunder shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any other bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

17.7 Definitions. For purposes of this Article VI:

17.7.1 “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VI with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued; (b) “other enterprises” shall include employee benefit plans; (c) “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; (d) “serving at the request of the Corporation” shall include any service as a director, officer, employee, or agent of the Corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan; its participants or beneficiaries; and (e) a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article VI.

17.8 Continuation of Indemnity. The indemnification and advancement of expenses provided or granted hereunder shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE XVIII
MISCELLANEOUS

18.1 Place and Inspection of Books.

18.1.1 The books of the Corporation other than such books as are required by law to be kept within the State of Delaware will be kept in such place or places either within or without the State of Delaware as the Board of Directors may from time to time determine.

18.1.2 The officer who has charge of the stock ledger will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list will reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list will also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list will be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger will be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1(b) of Article VII or to vote in person or by proxy at any meeting of stockholders.

18.1.3 The Board of Directors will determine from time to time whether and, if allowed, when and under what conditions and regulations the accounts and books of the Corporation (except such as may be by law specifically open to inspection or as otherwise provided by these Bylaws) or any of them will be open to the inspection of the stockholders and the stockholders’ rights in respect thereof.

18.2 Waivers of Notice. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

18.3 Voting Shares in Other Corporations. The President or any other officer of the Corporation designated by the Board of Directors may vote any and all shares held by the Corporation in any other corporation.

18.4 Fiscal Year. The fiscal year of the Corporation will be such fiscal year as the Board of Directors from time to time by resolution will determine.

18.5 Gender/Number. As used in these Bylaws, the masculine, feminine, or neuter gender, and the singular and plural number, will each include the other whenever the context so indicates.

18.6 Paragraph Titles. The titles of the paragraphs have been inserted as a matter of reference only and will not control or affect the meaning or construction of any of the terms and provisions hereof.

18.7 Amendment. These Bylaws may be altered, amended or repealed, and new bylaws made, by the Board of Directors or by the stockholders of the Corporation.

18.8 Certificate of Incorporation. Notwithstanding anything to the contrary contained herein, if any provision contained in these Bylaws is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision of these Bylaws will be superseded by the inconsistent provision in the Certificate of Incorporation to the extent necessary to give effect to such provision in the Certificate of Incorporation.

EXHIBIT 2

[WRITTEN CONSENT

WAIVER AND IRREVOCABLE ACTION BY UNANIMOUS WRITTEN (OR ELECTRONIC) CONSENT

OF THE STOCKHOLDERS OF ENOCHIAN BIOPHARMA, INC.]

EXHIBIT 2.1.2(a)

OUTSTANDING PARENT COMMON STOCK AND PARENT STOCK OPTIONS AND WARRANTS

Parent Common Stock:

13,910,894

Options:

None

Warrants:

RS Group ApS holds warrants to purchase 5,700,000 shares of common stock;

Jan Flemming Bech Anderson holds warrants to purchase 350,000 shares of common stock;

Karsten Ree holds warrants to purchase 2,000,000 shares of common stock;

Zat Invest ApS holds warrants to purchase 113,122 shares of common stock;

Eric Leire holds warrants to purchase 300,000 shares of common stock;

Dr. Ester Ben-Zion holds warrants to purchase 100,000 shares of common stock; and

Ole Abildgaard holds warrants to purchase 300,000 shares of common stock.

Convertible Notes:

Convertible Promissory Note held by Ole Abildgaard, dated October 13, 2017, as amended (convertible into 37,594 shares of common stock);

Convertible Promissory Note held by Ole Abildgaard, dated October 13, 2017, as amended (convertible into 37,594 shares of common stock)

EXHIBIT 3

[PARENT WRITTEN CONSENT

ACTION BY UNANIMOUS WRITTEN (OR ELECTRONIC) CONSENT

OF THE SOLE STOCKHOLDER OF DANDRIT ACQUISITION SUB, INC.]

EXHIBIT 3.1.3

BYLAW AMENDMENT

“ARTICLE XI

RESERVED.”

EXHIBIT 3.1.16

[COMPANY PATENT RIGHTS]

EXHIBIT 7.2.3(b)(i)

[FORM OF INVESTOR RIGHTS AGREEMENT]

EXHIBIT 7.2.3(b)(ii)

[FORM OF

STANDSTILL AND LOCK-UP AGREEMENT]

EXHIBIT 7.2.13

[FORM OF

FIRPTA AFFIDAVIT]

EXHIBIT 7.2.21

FORM OF

RELEASE AGREEMENT

This RELEASE AGREEMENT (“Agreement”) is entered into as of [●], 2018, by and between DanDrit Biotech USA, Inc., a Delaware corporation (“Parent”), and the undersigned (“Stockholder”).

Recitals

A. Parent, DanDrit Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (the “Company”), and Weird Science LLC, a California limited liability company and the super majority stockholder of Enochian are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”), which provides (subject to the conditions set forth therein) for the merger of Merger Sub with and into the Company (the “Merger”). Capitalized terms used in this Agreement and not otherwise defined shall have the meanings given them in the Merger Agreement.

B. Stockholder is a holder of record of such number of shares of the outstanding capital stock of the Company (the “Company Shares”), as is indicated on Exhibit 1 to the Merger Agreement, and as such will benefit from the Merger and the other transactions contemplated by the Merger Agreement. At the Closing, Stockholder will receive consideration through the Merger Agreement and this Agreement is ancillary to the Merger Agreement, which for the avoidance of doubt Parent and Stockholder agree is enforceable in accordance with the terms hereof.

C. As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement.

1. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents, warrants and covenants to Parent as follows:

a. (i) Stockholder is the beneficial owner of the Company Shares set forth on Exhibit 1 to the Merger Agreement opposite its name; (ii) the Company Shares set forth on Exhibit 1 to the Merger Agreement constitute Stockholder’s entire interest in the outstanding capital stock, voting securities or other equity securities of the Company and Stockholder does not own any other capital stock or other equity securities of the Company or any other option, warrant, purchase right, subscription right, conversion right, exchange right, or other contract or commitment that could require the Company to issue, sell or otherwise cause to become outstanding any capital stock or other equity securities of the Company, whether vested or unvested; (iii) Stockholder has good, valid and marketable title to the Company Shares (directly or indirectly) free and clear of any Encumbrances (other than restrictions under the Securities Act of 1933, as amended from time to time, and state securities laws); (iv) Stockholder has voting power and the power of disposition with respect to all of the Company Shares outstanding on the date hereof; and (v) Stockholder’s principal residence or place of business is accurately set forth on the signature page hereto.

b. If Stockholder is a trust, limited liability company, partnership, corporation or other entity, Stockholder is duly organized and validly existing, and, is in good standing, in each case under the laws of the jurisdiction of its formation.

c. Stockholder has full power and legal capacity to execute and deliver this Agreement and to comply with and perform Stockholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

d. Neither Stockholder nor any individual in Stockholder’s immediate family nor any direct or indirect Affiliate, as applicable, of any of the foregoing, is a party to any contract or transaction with the Company or has any right or interest in any assets (whether tangible or intangible) used by the Company.

e. Stockholder has no claims or causes of action against the Company or any officer, director or employee thereof.

f. Except as expressly set forth in the Merger Agreement or the Company Disclosure Schedule thereto, no broker, finder, investment banker, financial or similar person advisor is entitled to any brokerage, finder’s or other fee, commission or similar compensation in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder or for which Parent, the Company, any of its subsidiaries or any of their respective Affiliates could have any liability.

2. RELEASE

a. Stockholder, on behalf of itself and its successors, assigns, next-of-kin, representatives, administrators, executors, agents and any other person or entity claiming by, through, or under any of the foregoing, does hereby unconditionally and irrevocably release, waive and forever discharge each of Parent, Merger Sub, the Company (collectively, the “Released Parties”), and their respective Affiliates (collectively, the “Released Party Affiliates”), from any and all past, present and future disputes, claims, controversies, demands, damages, rights, obligations, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) on or prior to the Closing Date, including without limitation, any and all of the foregoing arising out of or relating to Stockholder’s capacity as (A) a current or former stockholder or other equityholder of the Company (whether direct or indirect), (B) an officer, director, manager, employee or agent of the Company or any of its predecessors, subsidiaries or affiliates, or (C) a current or former trustee, director, officer, manager, employee or agent of any other entity in which capacity Stockholder is or was serving at the request of the Company. Stockholder understands that this is a full and final general release of all claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any action against any of the Released Parties or the Released Party Affiliates. Stockholder further acknowledges and agrees that this release will be governed by and enforced and interpreted in accordance with the laws of the State of Delaware, that if any portion of this release is held invalid by the final judgment of any court of competent jurisdiction, the remaining provisions of this release will remain in full force and effect as if such invalid provision had not been included in this release. In the event legal action is taken or commenced against Stockholder for the enforcement of any of the covenants, terms or conditions of this release, the non-prevailing party in such action, as finally determined in a final judgment by a court of competent jurisdiction, shall reimburse the prevailing party of all its fees, costs and expenses incurred in connection with such action, including reasonable attorneys’ fees, costs and expenses (including the fees and disbursements of investigators, consultants, expert witnesses, accountants and other professionals and all other amounts paid in investigation, defense, assertion or settlement of any of the foregoing).

b. Notwithstanding clause 2(a) above, Parent shall remain liable to Stockholder with respect to the liabilities and obligations, if any, arising pursuant to this Agreement, the Merger Agreement or any other agreement, document, certificate or instrument executed or delivered in connection with the Merger Agreement by Parent in favor of Stockholder.

c. Stockholder acknowledges and agrees that the terms and provisions of this clause 2 have been a material inducement to the Released Parties to consummate the transactions contemplated by this Agreement and the Merger Agreement and that the Released Parties have relied and will rely upon this clause 2 in consummating such transactions.

d. Stockholder expressly waives and releases any and all rights and benefits under Section 1542 of the California Civil Code (or any analogous law of any other state), which reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

3. Miscellaneous

a. Severability. If any provision or part of any provision of this Agreement, or the application of any such provision or part thereof to any person or set of circumstances, shall be determined to be invalid or unenforceable in any jurisdiction to any extent, then: (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable law so as to be valid and enforceable to the fullest possible extent; (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances or in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement.

b. Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered by an authorized representative of each of Parent and Stockholder.

c. Assignment; Binding Effect; Third Party Rights. Neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder without the prior written consent of Parent, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors and personal representatives and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Stockholder acknowledges and agrees that each of the Parent Indemnified Parties, the Released Parties and the Released Party Affiliates are intended to be third party beneficiaries of, and shall be entitled to enforce, the provisions of this Agreement.

d. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of law provisions thereof.

e. Submission to Jurisdiction. Each of the parties irrevocably agrees that any action arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined first in the Court of Chancery in the State of Delaware (and any appellate court thereof) and to the extent such Court of Chancery (or appellate court thereof) lacks jurisdiction over the matter, the Federal courts of the United States of America located in the State of Delaware (or appellate court thereof located within such county), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the action in any such court is brought in an inconvenient forum, (B) the venue of such action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

f. Waiver. No failure on the part of Parent or any other of the Parent Indemnified Parties, the Released Parties and the Released Party Affiliates (collectively, the “Parent Parties”) to exercise any power, right, privilege or remedy of this Agreement, and no delay by Parent in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. None of the Parent Parties will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Parent Party; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

g. Counterparts; Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in separate counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

h. Interpretation. The use of the words “or”, “and/or”, “either” and “any” shall not be exclusive.

[Remainder of page intentionally left blank.]

In Witness Whereof, the parties have caused this Release Agreement to be executed as of the date first written above.

DANDRIT BIOTECH USA, INC.

By:
Name:
Title:

(Print Name of Stockholder)

(Signature)

Name:

Title (if applicable): _________________________

Address:

[Signatures Continue on Following Page.]

EXHIBIT 7.3.10

[FORM OF GUMRUKCU CONSULTING AGREEMENT]

EXHIBIT 7.3.11

[FORM OF SANDLER CONSULTING AGREEMENT]

COMPANY DISCLOSURE SCHEDULES

to the

AGREEMENT AND PLAN OF MERGER

by and among

DanDrit Biotech USA, Inc.,

DanDrit Acquisition Sub, Inc.,

Enochian Biopharma Inc. (the “Company”)

and

Weird Science LLC (“Weird Science”)

Dated as of January 12, 2018

COMPANY DISCLOSURE SCHEDULES

to the

AGREEMENT AND PLAN OF MERGER

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 12, 2018 (the “Effective Date”), by and among DanDrit Biotech USA, Inc., a Delaware corporation (“Parent”), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Enochian Biopharma Inc., a Delaware corporation (the “Company”), and Weird Science LLC, a California limited liability company and the super majority stockholder of Company (“Weird Science”) Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

The section numbers in the individual schedules included herein (each, a “Schedule” and collectively, the “Schedules”) correspond to the section numbers in the Merger Agreement. The Schedules are qualified in their entirety by reference to the specific provisions of the Merger Agreement and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Weird Science or any other Person except as and to the extent provided in the Merger Agreement. Headings have been included on each Schedule for convenience of referral only and shall to no extent have the effect of amending or changing the express description of the sections as set forth in the Merger Agreement. The Schedules are intended only to qualify and limit the representations, warranties and covenants of the Company and Weird Science, as applicable, contained in the Merger Agreement and in no event shall the listing or disclosure of any matters in the Schedules be deemed or interpreted to broaden or otherwise amplify in any way the scope or effect of such representations, warranties and covenants.

Any summary of or reference to any document herein is qualified in its entirety by the full text of such document (including without limitation all of the terms and provisions of such document, and all agreements, transactions and arrangements referenced in or contemplated thereby), and the full text of each such document (and all of the terms and provisions of each such document, and all agreements, transactions and arrangements referenced in or contemplated thereby) are incorporated herein by reference.

No reference to or disclosure of any item or other matter in these Schedules shall be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever. No disclosure in these Schedules relating to any possible breach or violation of or conflict with any contract or legal requirement shall be construed as an admission or evidence thereof.

Matters reflected in these Schedules are not necessarily limited to matters required by the Merger Agreement to be reflected in these Schedules. Any such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Except as otherwise specified herein, all information and disclosures contained herein are as of the date hereof. Nothing contained in the Schedules shall be construed as an admission of liability or responsibility with respect to any third party in connection with any pending or threatened matter or proceeding.

In disclosing the information in these Schedules, each of the Company and Weird Science expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

Section 3.1.1

Organization, Standing, and Power

The Company is in the process of filing submissions in California and New York to register to transact business as a foreign corporation. The status of the processing of the filings is described below:

●	Enochian Biopharma Inc. >> CA

-    ordered received 11/30/2017

-    signature received 12/22/2017

-    documents filed with the State 01/09/2018

●	Enochian Biopharma Inc. >> NY

-    order received 11/30/2017

-    action required/information needed 01/10/2018

-    processing 01/11/2018

Estimated time of completing the registration would be:

●	CA: 02/01/2018

●	NY: 03/01/2018

Section 3.1.2

Capital Structure

Outstanding Company Shares:

Record Owner:	Shares of Company Common Stock:
Weird Science LLC	850,000 shares of common stock
Mark Dybul	Approximately 2,500 shares of restricted common stock granted pursuant to Restricted Stock Award Agreement dated as of August 1, 2017*
Christine Mikail	20,000 shares of restricted common stock granted pursuant to Restricted Stock Award Agreement dated as of August 1, 2017*

Outstanding Options:

Option Holder:	Option:
Patricia Bettinger	Option to purchase 2,500 shares of common stock at an exercise price of $0.01 per share, granted pursuant to Stock Option Grant Agreement dated November 9, 2017*
Katarina Panoutsopoulos	Option to purchase 1,000 shares of common stock at an exercise price of $0.01 per share, granted pursuant to Stock Option Grant Agreement dated November 9, 2017*

* Restricted stock and option awards above granted pursuant to the Enochian Biopharma Inc. 2017 Equity Incentive Plan (the “Equity Incentive Plan”). A total of 150,000 shares of common stock are reserved for issuance under the Equity Incentive Plan, including the shares of restricted stock and shares underlying options reported above.

Section 3.1.4

Consents, Notices and Approvals

1. Approval of the Merger Agreement and consummation of the Merger requires the approval of the Company’s stockholders. The Merger Agreement contemplates that Company’s stockholders shall deliver the Written Consent to provide such approval.

2. ARTICLE XI of the Company’s Bylaws contains certain right of first refusal provisions which shall be removed prior to Closing, as approved by Company’s Board prior to executing this Agreement.

3. See the employment agreement between the Company and Carl Sandler dated May 15, 2017 (the “Sandler Employment Agreement”), including provisions regarding a transaction bonus, a discretionary annual bonus and severance.

4. See the Restricted Stock Award Agreements and Stock Option Grant Agreements referenced in Schedule 3.1.2, together with the Equity Incentive Plan, regarding certain effects of the transactions on outstanding restricted stock and option awards, including accelerated vesting thereof.

Section 3.1.5

Financial Statements

See the draft audit report and the Notes to the Financial Statements for any exceptions to GAAP.

Section 3.1.9

Employees

Name:	Base Salary:	Bonus Opportunity:	Position:	Work Location:
Carl Sandler	$104,000	● Discretionary bonus of up to 50% of base salary. ● Transaction bonus of $100,000 in connection with the Merger.	Chief Executive Officer	New York

For the full terms of Mr. Sandler’s employment, see the full text of the Sandler Employment Agreement, which is incorporated into this Schedule 3.1.9 by reference.

In 2017, the Company also paid Mr. Sandler approximately $770 per month to cover health insurance costs.

Section 3.1.10

Employee Benefit Plans

1. The Restricted Stock Award Agreements and Stock Option Grant Agreements referenced in Schedule 3.1.2.

2. The Equity Incentive Plan.

3. The Sandler Employment Agreement.

4. The Consulting Agreement, effective May 15, 2017, by and between the Company and DCA Advisory Services LLC (the “Mikail Consulting Agreement”).

Section 3.1.11

Real Property; Leases

None.

Section 3.1.13

Significant Vendors

●	Lowenstein Sandler LLP.
●	Perkins Coie LLP.
●	EisnerAmper LLP.
●	DCA Advisory Services.
●	HD Biosciences.
●	Stem Express.
●	Vector Builder / Cyagen Biosciences.
●	See items listed on Schedule 3.1.14(a)(i).

Section 3.1.14(a)

Material Contracts

(i)	See Items 3 and 4 on Schedule 3.1.4, and Schedule 3.1.10.

Consulting Agreement by and between the Company and Anna Banczyk, dated June 1, 2017.

Consulting Agreement by and between the Company and Derek Morris, dated November 1, 2017.

Consulting Agreement by and between the Company and Katarina Panoutsopouslos, dated June 1, 2017.

Consulting Agreement by and between the Company and Mark Hartnett, dated October 11, 2017.

Consulting Agreement by and between the Company and Dr. Patricia Bettinger, dated June 1, 2017, amended by that certain Amendment No. 1 to Consulting Agreement, dated December 1, 2017.

The Company also has Non-Disclosure and Invention Assignment Agreements (“NDIAA’s”) with certain service providers. Certain NDIAAs are listed below, while certain other NDIAAs will be subsequently provided.

●	Employee Non-Disclosure and Invention Assignment Agreement by and between the Company and Carl Sandler, dated May 19, 2017.

●	Employee Non-Disclosure and Invention Assignment Agreement by and between the Company and William Anderson Wittekind, dated May 19, 2017.

●	Consultant Non-Disclosure and Invention Assignment Agreement by and between the Company and Katarina Panoutsopoulos, dated November 11, 2017.

●	Consultant Non-Disclosure and Invention Assignment Agreement by and between the Company and Patricia Bettinger, dated November 10, 2017.

(iii)	The Company’s Certificate of Incorporation and the Company’s Bylaws.

The License Agreement between the Company and Weird Science.

The Mikail Consulting Agreement.

(iv)	See Schedules 3.1.4, 3.1.10, 3.1.13 and 3.1.14(a)(i).

(vii)	The License Agreement between the Company and Weird Science.

Arrangements with HD Biosciences.

(viii)	The License Agreement between the Company and Weird Science.

(xi)	The License Agreement between the Company and Weird Science.

The Sandler Employment Agreement.

The Weird Science Loans (as defined below).

(xiii)	Engagement Letter(s) and Work Plan(s) with HD Biosciences.

Engagement Letters with each of Lowenstein Sandler LLP, Perkins Coie LLP and Eisner Amper LLP.

See also Schedule 3.1.13.

(xiv)	Promissory Note between the Company and DanDrit Biotech USA, Inc.

The Company made two loans of $30,000 each to Weird Science on November 27, 2017 and December 28, 2017. The principal was repaid in full on January 8, 2018 with interest (at 5%) to be repaid on or before January 31, 2018 (the “Weird Science Loans”).

(xv)	The License Agreement between the Company and Weird Science.

Section 3.1.15

Taxes

None.

Section 3.1.18

Insurance

Workers’ Compensation Insurance through AP Intego Insurance Group, LLC with The Hartford Financial Insurance Group.

Section 3.1.21

Affiliate Transactions

●	The License Agreement between the Company and Weird Science.

●	The Weird Science Loans.

Section 3.1.23

Absence of Certain Changes

(a) and (g)	See Stock Option Grant Agreements dated November 9, 2017 referenced on Schedule 3.1.2.

PARENT DISCLOSURE SCHEDULE

These Schedules (this “Parent Disclosure Schedule”), which consist of this cover page and all of the accompanying pages and attachments hereto, are made pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Agreement”), by and among DanDrit Biotech USA, Inc., a Delaware corporation (“Parent”), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Enochian Biopharma Inc., a Delaware corporation (“Company”), and Weird Science LLC, a California limited liability company and the super majority stockholder of Company (the “Majority Stockholder”) and are being delivered jointly by Parent and Merger Sub. Section references contained herein refer to sections of the Agreement.

This Parent Disclosure Schedule and the information and disclosures contained herein are qualified in their entirety by reference to the provisions of the Agreement, and, except as expressly provided in the representations and warranties of Parent and Merger Sub contained in the Agreement, are not intended to constitute or expand upon, and shall not be construed as constituting or expanding upon, representations or warranties of Parent and Merger Sub contained in the Agreement.

The disclosure of any information in this Parent Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information is required to be disclosed in connection with the representations and warranties of Parent and Merger Sub in the Agreement, or an acknowledgment by Parent that such information is material to or outside the ordinary course of business of Parent, except as otherwise indicated in the Agreement.

Parent and Merger Sub do not assume any responsibility to any third person other than to the extent provided in the Agreement for the form or accuracy of any information herein. In disclosing information pursuant to this Parent Disclosure Schedule, Parent and Merger Sub do not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. All rights of Parent are reserved with respect to the confidentiality of information made available herein to the extent consistent with the Agreement.

Section 1.5

Directors and Officers of Parent and Merger Sub after Closing

Parent:

Chief Executive Officer:	Dr. Eric. J. Leire
Chief Financial Officer:	Robert E. Wolfe
Directors:	René Sindlev
Carl Sandler
[ ]*
[ ]*
[ ]*

Merger Sub:

Chief Executive Officer:	Dr. Eric. J. Leire
Chief Financial Officer:	Robert E. Wolfe
Directors:	René Sindlev
Carl Sandler
[ ]*
[ ]*
[ ]*

* Final slate of directors to be mutually agreed upon prior to Closing.

Section 3.2.3

Convertible Securities

Options:

None

Warrants:

RS Group ApS holds warrants to purchase 5,700,000 shares of common stock;

Jan Flemming Bech Anderson holds warrants to purchase 350,000 shares of common stock;

Karsten Ree holds warrants to purchase 2,000,000 shares of common stock;

Zat Invest ApS holds warrants to purchase 113,122 shares of common stock;

Eric Leire holds warrants to purchase 300,000 shares of common stock;

Dr. Ester Ben-Zion holds warrants to purchase 100,000 shares of common stock; and

Ole Abildgaard holds warrants to purchase 300,000 shares of common stock.

Convertible Notes:

Convertible Promissory Note held by Ole Abildgaard, dated October 13, 2017, as amended (convertible into 37,594 shares of common stock);

Convertible Promissory Note held by Ole Abildgaard, dated October 13, 2017, as amended (convertible into 37,594 shares of common stock).

Section 3.2.7

Consents and Approvals

None.

Section 3.2.11(q)

Interests in Business Entities

DanDrit Biotech A/S is a Danish limited company, organized under the laws of the Kingdom of Denmark 96.92% owned by Parent and classified as a corporation for U.S. federal income tax purposes.

DanDrit Acquisition Sub, Inc. is a Delaware corporation.